SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
September 30, 2009 (unaudited)
and Review Report of Independent Auditors

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ) 01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9463	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5071-8804	14 – FAX 5581-8825
15 - E-MAIL invest@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9463	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5071-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2009	12/31/2009	3	07/01/2009	09/30/2009	2	04/01/2009	06/30/2009
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Unaudited
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION (ITR)	September 30, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 09/30/2009	Prior quarter 06/30/2009	Same quarter in prior year 09/30/2008
Section 1.01 Paid-up capital
1 – Common	50,195	50,195	50,195
2 - Preferred	100,390	100,390	100,390
3 - Total	150,585	150,585	150,585
Section 1.02 Treasury stock
4 - Common	0	0	0
5 - Preferred	402	402	273
6 - Total	402	402	273

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 09/30/09	4 – 06/30/09
1	Total assets	2,245,932	1,915,884
1.01	Current assets	217,085	210,952
1.01.01	Cash and bank balances	157,291	154,195
1.01.01.01	Cash and cash equivalents	142,278	128,915
1.01.01.02	Marketable securities	15,013	25,280
1.01.04	Other	59,794	56,757
1.01.04.01	Tax Credits	35,404	35,112
1.01.04.03	Deferred Income Tax and Social Contribution	23,373	20,546
1.01.04.04	Prepaid expenses	488	327
1.01.04.05	Insurance	529	772
1.02	Long-term assets	2,028,847	1,704,932
1.02.01	Long term receivables	279,109	304,154
1.02.01.02	Associate companies	189,381	215,898
1.02.01.02.02	Subsidiaries	189,381	215,898
1.02.01.03	Other	89,728	88,256
1.02.01.03.01	Marketable securities	89,119	87,626
1.02.01.03.02	Customer accounts receivable	609	630
1.02.02	Permanent assets	1,749,738	1,400,778
1.02.02.01	Investments	1,749,738	1,400,778
1.02.02.01.03	Investments in Subsidiaries	1,749,738	1,400,778

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/09	4 – 06/30/09
2	Total liabilities and stockholders' equity	2,245,932	1,915,884
2.01	Current liabilities	180,617	28,885
2.01.02	Debentures	173,746	22,004
2.01.08	Other	6,871	6,881
2.01.08.01	Salaries and payroll charges	1	85
2.01.08.02	Taxes and tariffs	6,271	6,191
2.01.08.03	Interest on own capital and dividends payable	599	599
2.01.08.04	Other	0	6
2.02	Long-term liabilities	334,139	500,788
2.02.01	Long-term liabilities	334,139	500,788
2.02.01.02	Debentures	333,334	500,000
2.02.01.04	Payables to related parties	805	788
2.05	Stockholders’ equity	1,731,176	1,386,211
2.05.01	Capital	675,497	675,497
2.05.02	Capital reserves	97,629	96,135
2.05.02.01	Capital reserves	74,946	74,946
2.05.02.02	Stock option plan	34,053	32,559
2.05.02.03	Treasury stocks	(11,370)	(11,370)
2.05.03	Revaluation reserves	134,446	136,762
2.05.03.02	Subsidiary/associated companies	134,446	136,762
2.05.05	Equity valuation adjustments	(14,694)	(11,773)
2.05.05.02	Cumulative translation adjustments	(14,694)	(11,773)
2.05.06	Retained Earnings	838,298	489,590

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 – 07/01/09 to 09/30/09	4 -01/01/09 to 09/30/09	5 – 07/01/08 to 09/30/08	6 -01/01/08 to 09/30/08
3.01	Gross sales and/or services revenue	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	345,129	1,191,040	(666,147)	(287,276)
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(783)	(3,073)	(554)	(2,779)
3.06.02.01	Directors’ Fees	(258)	(930)	(306)	(864)
3.06.02.02	Other expenses general and administrative	(525)	(2,143)	(248)	(1,915)
3.06.03	Financial	(6,103)	(14,364)	(4,847)	(11,963)
3.06.03.01	Financial income	5,668	26,160	12,287	36,338
3.06.03.02	Financial expenses	(11,771)	(40,524)	(17,134)	(48,301)
3.06.04	Other operating income	66	66	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity share of earnings of subsidiaries	351,949	1,208,411	(660,746)	(272,534)
3.07	Operating income	345,129	1,191,040	(666,147)	(287,276)
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	345,129	1,191,040	(666,147)	(287,276)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	2,825	7,604	2,506	6,727
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income for the period	347,954	1,198,644	(663,641)	(280,549)
	Number of shares (thousand), excluding treasury stock	150,183	150,183	150,312	150,312
	Net income per share	2.31687	7.98122
	Loss per share			(4.41509)	(1.86644)

04.01 – Cash Flow – Indirect method (R$ thousand)

1 – Code	2 – Description	3 – 07/01/09 to 09/30/09	4 -01/01/09 to 09/30/09	5 – 07/01/08 to 09/30/08	6 -01/01/08 to 09/30/08
4.01	Net cash generated by operating activities	10,892	(192,760)	(18,180)	(25,539)
4.01.01	Cash generated by operating activities	4,723	22,472	11,491	28,278
4.01.01.01	Net income for the quarter / semester	347,954	1,198,644	(663,641)	(280,549)
4.01.01.02	Deferred income tax	(2,825)	(7,604)	(2,506)	(6,727)
4.01.01.03	Equity share of earnings of subsidiaries	(351,949)	(1,208,411)	660,746	272,534
4.01.01.04	Foreign exchange rate variations and net interest	11,543	39,843	16,892	43,020
4.01.02	(Increase) decrease in assets and liabilities	6,169	(215,232)	(29,671)	(53,817)
4.01.02.01	Marketable securities	6,303	43,626	0	0
4.01.02.02	Recoverable taxes	(292)	(8,754)	(292)	3,586
4.01.02.03	Prepaid expenses	(161)	(69)	(151)	(48)
4.01.02.04	Contingency provision net of judicial deposits	0	30	(9)	(9)
4.01.02.05	Other receivable	21	238	80	225
4.01.02.06	Salaries and social charges	(84)	(106)	0	0
4.01.02.07	Taxes and tariffs payable	80	365	(26)	5,669
4.01.02.08	Interest paid	(26,469)	(61,055)	(28,974)	(57,392)
4.01.02.09	Insurance	243	(139)	210	(599)
4.01.02.10	Subsidiaries	26,517	(189,380)	0	0
4.01.02.11	Other accounts payable	(6)	(5)	(509)	(5,249)
4.01.02.12	Tax paid	17	17	0	0
4.01.03	Other	0	0	0	0
4.02	Net cash generated by investing activities	2,471	36,713	0	0
4.02.01	Marketable securities	2,471	9,079	0	0
4.02.02	Subsidiaries investments	0	27,634	0	0
4.03	Net cash generated by financing activities	0	47,057	(5,465)	(83,379)
4.03.01	Dividends paid	0	0	0	(72,017)
4.03.02	Purchase of shares	0	0	(5,465)	(11,362)
4.03.03	Dividends received	0	47,057	0	0
4.04	Exchange variation in cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	13,363	(108,990)	(23,645)	(108,918)
4.05.01	Cash and cash equivalents at the beginning of the quarter	128,915	251,268	426,492	511,765
4.05.02	Cash and cash equivalents at the end of the quarter	142,278	142,278	402,847	402,847

05.01 – Statements of Changes in Stockholders’ Equity - 07/01/2009 to 09/30/2009 (R$ thousand)

1 - Code	2 – Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211
5.04	Net (loss) income for the quarter	0	0	0	0	347,954	0	347,954
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(2,921)	(2,921)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(2,921)	(2,921)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	1,494	(2,316)	0	754	0	(68)
5.12.01	Stock option plan	0	1,494	0	0	0	0	1,494
5.12.02	Realization of Revaluation reserve,net	0	0	(754)	0	754	0	0
5.12.03	Revaluated items disposed	0	0	(1,562)	0	0	0	(1,562)
5.13	Closing balance	675,497	97,629	134,446	0	838,298	(14,694)	1,731,176

05.02 – Statements of Changes in Stockholders’ Equity - 01/01/2009 to 09/30/2009 (R$ thousand)

1 - Code	2 - Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	(90,761)	0	(90,761)
5.03	Adjusted balance	675,497	88,783	132,371	0	(362,600)	3,309	537,360
5.04	Net (loss) income for the semester	0	0	0	0	1,198,644	0	1,198,644
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(18,003)	(18,003)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(18,003)	(18,003)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	8,846	2,075	0	2,254	0	13,175
5.12.01	Stock option plan	0	8,846	0	0	0	0	8,846
5.12.02	Realization of Revaluation reserve,net	0	0	(2,254)	0	2,254	0	0
5.12.04	Revaluated items disposed	0	0	(1,562)	0	0	0	(1,562)
5.12.05	Reversion of revaluation reserve	0	0	5,891	0	0	0	5,891
5.13	Closing balance	675,497	97,629	134,446	0	838,298	(14,694)	1,731,176

08.01 – Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 09/30/09	4 – 06/30/09
1	Total assets	12,752,213	12,411,051
1.01	Current assets	2,999,580	2,556,516
1.01.01	Cash and bank balances	1,232,701	817,379
1.01.01.01	Cash and cash equivalents	1,046,134	671,899
1.01.01.02	Marketable securities	186,567	145,480
1.01.02	Receivables	1,138,120	1,106,138
1.01.02.01	Trade accounts receivable	1,138,120	1,106,138
1.01.02.02	Sundry credits	0	0
1.01.03	Inventories	247,404	253,608
1.01.03.01	Inventories	215,049	209,636
1.01.03.02	Assets held for sale	32,355	43,972
1.01.04	Other	381,355	379,391
1.01.04.01	Taxes recoverable	124,353	140,641
1.01.04.02	Deferred income tax and social contribution	76,899	63,342
1.01.04.03	Prepaid expenses	108,342	90,846
1.01.04.04	Aircraft insurance	11,146	27,281
1.01.04.20	Other receivables	60,615	57,281
1.02	Long-term assets	9,752,633	9,854,535
1.02.01	Long-term receivables	1,349,715	1,440,973
1.02.01.01	Sundry receivables	239,863	240,371
1.02.01.01.01	Marketable Securities	239,863	240,371
1.02.01.02	Related parties	0	0
1.02.01.03	Others	1,109,852	1,200,602
1.02.01.03.01	Deposits in guarantee	83,854	72,571
1.02.01.03.02	Deferred income tax and social contribution	533,154	616,773
1.02.01.03.03	Advances for aircraft maintenance	403,572	418,611
1.02.01.03.20	Others receivables	89,272	92,647
1.02.02	Permanent assets	8,402,918	8,413,562
1.02.02.01	Investments	0	70
1.02.02.01.02	Subsidiaries – Goodwill	0	0
1.02.02.01.03	Other	0	70
1.02.02.02	Property, plant and equipment	8,201,212	8,240,714
1.02.02.02.01	Property, plant and equipment	7,716,765	7,797,228
1.02.02.02.02	Advances to aircraft manufacturers	484,447	443,486
1.02.02.03	Intangible assets	201,706	172,778

08.02 – Consolidated Balance Sheet – Liabilities and Stockholders’ Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/09	4 – 06/30/09
2	Total liabilities and stockholders' equity	12,752,213	12,411,051
2.01	Current liabilities	3,377,322	3,237,048
2.01.01	Loans and financing	292,965	267,256
2.01.02	Debentures	218,989	22,004
2.01.03	Suppliers	308,641	336,782
2.01.04	Taxes, charges and contributions	146,878	179,283
2.01.05	Dividends payable	599	599
2.01.08	Other	2,409,250	2,431,124
2.01.08.01	Leases	561,565	602,632
2.01.08.02	Salaries and social charges	376,900	337,691
2.01.08.03	Advance ticket sales	918,695	929,673
2.01.08.04	TAM loyalty program	51,267	46,515
2.01.08.05	Income tax and social contribution payable	250	479
2.01.08.06	Reorganization of Fokker 100 fleet	16,948	18,032
2.01.08.07	Senior notes	16,938	7,676
2.01.08.08	Derivative financial instruments	279,231	307,141
2.01.08.09	Deferred gain on sale-leaseback	32,085	32,085
2.01.08.10	Deferred income tax and social contribution	37,182	33,597
2.01.08.20	Other	118,189	115,603
2.02	Long-term liabilities	7,640,427	7,784,550
2.02.01	Long-term liabilities	7,640,427	7,784,550
2.02.01.01	Loans and financing	138,030	126,035
2.02.01.02	Debentures	881,774	500,000
2.02.01.03	Provisions	1,060,544	1,028,138
2.02.01.03.01	Provision for contingencies	1,060,544	1,028,138
2.02.01.06	Other	5,560,079	6,130,377
2.02.01.06.01	Obligations under finance leases	4,152,389	4,682,342
2.02.01.06.02	Deferred income tax and social contribution	476,924	390,402
2.02.01.06.03	Reorganization of Fokker 100 fleet	16,328	22,299
2.02.01.06.04	Senior Notes	533,430	585,480
2.02.01.06.05	Derivative financial instruments	57,514	122,590
2.02.01.06.06	Deferred gain on sale-leaseback	91,292	99,312
2.02.01.06.07	Deferred income	11,099	11,099
2.02.01.06.20	Other	221,103	216,853
2.04	Minority interest	3,288	3,242
2.05	Stockholders’ equity	1,731,176	1,386,211
2.05.01	Paid-up capital	675,497	675,497
2.05.02	Capital reserves	97,629	96,135
2.05.02.01	Capital reserves	74,946	74,946
2.05.02.02	Stock option plan	34,053	32,559
2.05.02.03	Treasury stocks	(11,370)	(11,370)
2.05.03	Revaluation reserve	134,446	136,762
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	134,446	136,762
2.05.04	Expansion reserves	0	0
2.05.04.01	Legal	0	0
2.05.05	Cumulative translation adjustments	(14,694)	(11,773)
2.05.05.02	Cumulative translation adjustments	(14,694)	(11,773)
2.05.06	Retained earnings	838,298	489,590

09.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 07/01/09 to 09/30/09	4 -01/01/09 to 09/30/09	5 – 07/01/08 to 09/30/08	6 -01/01/08 to 09/30/08
3.01	Gross sales and/or services revenue	2,511,925	7,641,684	3,006,168	7,968,146
3.01.01	Air transportation revenue - national	1,307,025	4,035,830	1,670,161	4,521,065
3.01.02	Air transportation revenue - international	663,489	2,044,243	813,071	2,028,961
3.01.03	Cargo	238,057	661,340	260,404	730,624
3.01.04	Other operating sales and/or services revenues	303,354	900,271	262,532	687,496
3.02	Deductions	(92,820)	(285,072)	(109,908)	(297,194)
3.03	Net sales and/or services revenue	2,419,105	7,356,612	2,896,260	7,670,952
3.04	Cost of sales and/or services	(1,776,273)	(5,477,326)	(2,067,247)	(5,637,581)
3.05	Gross profit	642,832	1,879,286	829,013	2,033,371
3.06	Operating expenses/income	(135,465)	(85,892)	(1,811,148)	(2,412,055)
3.06.01	Selling	(330,676)	(1,095,080)	(448,680)	(1,120,162)
3.06.02	General and administrative	(213,312)	(607,824)	(205,478)	(529,209)
3.06.02.01	Directors´ Fees	(2,540)	(15,656)	(2,078)	(9,295)
3.06.02.02	Other general and administrative expenses	(210,772)	(592,168)	(203,400)	(519,914)
3.06.03	Financial	406,251	1,594,771	(1,157,991)	(769,570)
3.06.03.01	Financial income	763,525	2,954,705	174,094	1,027,253
3.06.03.02	Financial expenses	(357,274)	(1,359,934)	(1,332,085)	(1,796,823)
3.06.04	Other operating income	2,272	22,241	1,001	6,886
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity share of earnings of subsidiaries	0	0	0	0
3.07	Operating results	507,367	1,793,394	(982,135)	(378,684)
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	507,367	1,793,394	(982,135)	(378,684)
3.10	Provision for income tax and social contribution	(575)	(3,790)	3,471	(59,226)
3.11	Deferred income tax	(158,637)	(589,509)	315,097	157,186
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0

1 – Code	2 - Description	3 – 07/01/09 to 09/30/09	4 -01/01/09 to 09/30/09	5 – 07/01/08 to 09/30/08	6 -01/01/08 to 09/30/08
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	(201)	(1,451)	(74)	175
3.15	Net income for the quarter / period	347,954	1,198,644	(663,641)	(280,549)
	Number of shares (thousand), excluding treasury stock	150,183	150,183	150,312	150,312
	Net income per share	2.31687	7.98122
	Loss per share			(4.41509)	(1.86644)

10.01 – Consolidated Cash Flow – Indirect method (R$ thousand)

1 - Code	2 - Description	3 – 07/01/09 to 09/30/09	4 -01/01/09 to 09/30/09	5 – 07/01/08 to 09/30/08	6 -01/01/08 to 09/30/08
4.01	Net cash generated by operating activities	(37,145)	(132,834)	(238,661)	(254,230)
4.01.01	Cash generated by operating activities	318,864	248,160	438,425	999,393
4.01.01.01	Net income for the quarter/period	347,954	1,198,644	(663,641)	(280,549)
4.01.01.02	Deferred income tax and social contribution	159,212	593,299	(318,568)	(97,960)
4.01.01.03	Depreciation and amortization	146,701	434,980	132,439	304,390
4.01.01.05	Net book value of property, plant and equipment sold	3,091	(20,167)	686	18,020
4.01.01.06	Foreign exchange rate variations and net interest	(426,684)	(1,407,413)	985,934	692,673
4.01.01.07	Provisions for contingencies	26,686	82,835	(3,697)	62,140
4.01.01.08	Minority interest	201	1,451	74	(175)
4.01.01.09	Other provisions	154,689	156,771	19,123	28,866
4.01.01.10	Fair value movements of derivative financial instruments	(92,986)	(792,240)	286,075	271,988
4.01.02	(Increase) decrease in assets and liabilities	(356,009)	(380,994)	(677,086)	(1,253,623)
4.01.02.01	Marketable securities	(43,050)	246,785	(511,738)	(702,244)
4.01.02.02	Accounts receivable	(33,848)	12,071	(92,815)	(254,705)
4.01.02.03	Inventories	(5,413)	(45,627)	(22,809)	(43,205)
4.01.02.04	Non-current assets held for sale	2,861	25,323	4,302	8,604
4.01.02.05	Recoverable taxes	16,288	845	(41,991)	(33,012)
4.01.02.06	Prepaid expenses	(17,496)	(17,755)	2,104	51,178
4.01.02.07	Contingency provision net of judicial deposits	(12,878)	(27,341)	23,268	(12,636)
4.01.02.08	Advances for aircraft maintenance	(23,694)	(85,734)	(43,335)	(159,015)
4.01.02.09	Other receivables	(1,428)	67,475	74,060	49,168
4.01.02.10	Suppliers	(28,141)	(177,454)	(22,337)	(59,617)
4.01.02.11	Salaries and social charges	39,209	58,949	37,699	69,544
4.01.02.12	Advance ticket sales	(10,978)	98,915	29,002	38,201
4.01.02.13	Taxes and tariffs payable	(32,405)	(16,030)	(29,841)	16,277
4.01.02.14	Insurance	16,135	47,548	11,891	36,111
4.01.02.15	Other payables	(132,732)	(219,830)	8,684	7,525
4.01.02.16	Tax paid	(803)	(86,967)	(37,259)	(58,443)
4.01.02.17	Interest paid	(87,636)	(262,167)	(65,971)	(207,354)
4.01.03	Other	0	0	0	0

4.02	Net cash generated by investing activities	(108,462)	(288,477)	103,376	(151,734)
4.02.01	Marketable securities	2,471	(115,672)	0	0
4.02.02	Sale of property, plant and equipament	1,463	32,050	978	6,184
4.02.03	Acquisition of property, plant and equipment	(53,651)	(136,532)	(30,229)	(187,123)
4.02.04	Increase in intangible assets	(28,225)	(69,920)	(12,904)	(29,974)
4.02.05	Pre delivery payments made (returned net)	(11,979)	(8,779)	130,000	11,770
4.02.06	Deposits in guarantee	(18,541)	10,376	15,531	47,409
4.03	Net cash generated by financing activities	519,842	110,932	(280,172)	(797,872)
4.03.01	Purchase of own shares	0	0	(5,465)	(11,362)
4.03.02	Dividends paid	0	0	0	(72,017)
4.03.03	Loans and financing	43,012	(82,499)	(133,807)	(486,173)
4.03.04	Leases	(117,765)	(401,164)	(140,900)	(223,529)
4.03.05	Debentures issued	594,595	594,595	0	(4,791)
4.04	Exchange variation in cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	374,235	(310,379)	(415,457)	(1,203,836)
4.05.01	Cash and cash equivalents at the beginning of the quarter/period	671,899	1,356,513	941,349	1,729,728
4.05.02	Cash and cash equivalents at the end of the quarter/period	1,046,134	1,046,134	525,892	525,892

11.01 – Statements of Changes in Stockholders’ Equity - 07/01/2009 to 09/30/2009 (R$ thousand)

1 - Code	2 – Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	675,497	96,135	136,762	0	489,590	(11,773)	1,386,211
5.04	Net (loss) income for the quarter	0	0	0	0	347,954	0	347,954
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	(2,921)	(2,921)
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(2,921)	(2,921)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	0	0
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other capital transactions	0	0	0	0	0	0	0
5.12	Other	0	1,494	(2,316)	0	754	0	(68)
5.12.01	Stock option plan	0	1,494	0	0	0	0	1,494
5.12.02	Realization of Revaluation reserve,net	0	0	(754)	0	754	0	0
5.12.03	Revaluated items disposed	0	0	(1,562)	0	0	0	(1,562)
5.13	Balance	675,497	97,629	134,446	0	838,298	(14,694)	1,731,176

11.02 – Statements of Changes in Stockholders’ Equity - 01/01/2009 to 09/30/2009 (R$ thousand)

1 - Code	2 – Description	3 - Capital	4 - Capital Reserves	5 - Revaluation reserve	6 - Expansion reserves	7 - Net (loss) income	8 - Cumulative translation adjustments	9 - Total
5.01	Opening balance	675,497	88,783	132,371	0	(271,839)	3,309	628,121
5.02	Prior year adjustments	0	0	0	0	(90,761)	0	(90,761)
5.03	Adjusted balance	675,497	88,783	132,371	0	(362,600)	3,309	537,360
5.04	Net (loss) income for the semester	0	0	0	0	1,198,644	0	1,198,644
5.05	Destinations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Appropriation	0	0	0	0	0	0	0
5.06	Realization of reserves, profits	0	0	0	0	0	0	0
5.07	Cumulative translation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustments of marketable securities	0	0	0	0	0	0	0
5.07.02	Translation adjustments	0	0	0	0	0	(18,003)	(18,003)
5.07.03	Adjustment – Business combination	0	0	0	0	0	0	0
5.08	Increase/Decrease of Capital	0	0	0	0	0	(18,003)	(18,003)
5.09	Realization of capital reserves	0	0	0	0	0	0	0
5.10	Treasury stocks	0	0	0	0	0	0	0
5.11	Other transaction capital	0	0	0	0	0	0	0
5.12	Other	0	8,846	2,075	0	2,254	0	13,175
5.12.01	Stock option plan	0	8,846	0	0	0	0	8,846
5.12.02	Realization of Revaluation reserve,net	0	0	(2,254)	0	2,254	0	0
5.12.04	Revaluated items disposed	0	0	(1,562)	0	0	0	(1,562)
5.12.05	Reversion of revaluation reserve	0	0	5,891	0	0	0	5,891
5.13	Balance	675,497	97,629	134,446	0	838,298	(14,694)	1,731,176

06.01 – Explanatory notes

1 Operations

TAM S.A. ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM S.A. is incorporated and domiciled in Brazil.

On July 15, 2005, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange - BOVESPA. On March 10, 2006 the Company made an additional Public Offering - this time on the BOVESPA and the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

On April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. ("TAM Capital") and TAM Financial Services 1 Limited ("TAM Financial 1"), and in October 2007 TAM Financial Services 2 Limited ("TAM Financial 2") was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls the TP Participações Ltda. ( "TP Participações"), which on July 20, 2009, changed its name to TP Franchising Ltda. and modified its corporate purpose to the development of franchises. This company has not recorded any transaction since October 23, 2004, when it was established.

TLA’s consolidated interim financial information include Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is the exclusive development of the activities of a travel and tourism agency, under the name TAM Viagens.

As disclosed in Note 19, in October 12, 2009 the Company issued Bonds in the amount of US$ 300 million for reinforcement of ours working capital and compliance of its obligations of short term.

2 Presentation of the interim financial information and accounting practices

2.1 Presentation of interim financial information

These interim financial information were approved by the Company’s Board of Directors on November 11, 2009.

The individual and consolidated interim financial information were prepared in accordance with accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the the present financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial information includes therefore, estimates related to the selection of the useful lives of property, plant and equipment, the allowances necessary for contingent liabilities, the establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

06.01 – Explanatory notes

The Company utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

The enactment of law nº 11,638/07 and the issue of Provisional Measure (“MP”) nº 449/08 (converted into law nº11,941/09) have amended, repealed and introduced requirements in the Corporate Law (law nº 6,404/76), especially related to chapter XV, about accounting matters with effect from January 01 ,2008.

Considering the changes introduced by the Law n 11.638/07 and for the Provisional measure n 449/08 (converted into Law nº 11,941/09), and the standards issued by the Comitê de Pronunciamentos Contábeis – CPC - for comparison with the quarter and nine month period result ended in September 30, 2009, the effects on the result of the quarter ended in September 30, 2008, were recognized, wich had previously been prepared in compliance with the accounting practical policies of the Law nº6.404/76.

From the second quarter of 2009, the Company has adopted to prepare and disclose to the market in anticipation of Resolution CVM 457 financial information with International Financial Reporting Standards – IFRS. As result aiming at the alignment between international accounting practices those used in the elaboration of the financial statement in accordance with brazilian acconting practices the Company change the form of acconting the operating expenses of engines covered for contracts of the type “power by the hour” that had started recognized to the measure of the used hours for each equipment, and the classification of pre delivery payment of aircraft that had started registered in the non current assets.

As a result of these changes and the new accounting practices brought by the CPC´s , the comparative interim financial information at September 30, 2008 has been adjusted in order to recognize the effect of these changes, as presented below:

Net income

September 30, 2008

Original amount as per Law. 6,404/76	(59,948)

(a) Finance lease agreements	(223,202)
(b) Power by the hour maintenance contracts	(32,515)
(c) Pre delivery payments	(83,756)
(d) Deferred gains on sale-leaseback transactions	24,065
(e) Program of stock options	(7,215)
(f) Exchange variation of foreign investees – Mercosur	(5,217)
(g) Deferred income tax and social contribution	107,239

Adjusted amount as per Law 11,638/07	(280,549)

2.2 Changes in the Brazilian Corporation Law

The significant accounting practices adopted to prepare this interim financial information are described below:

(a) Cash and cash equivalents

06.01 – Explanatory notes

Cash and cash equivalents include cash on hand, bank deposits, short-term, highly liquid financial investments with negligible risk of changes in value, and bank overdrafts. The balance of overdrafts is included in loans, under current liabilities in the balance sheet and is included in the balance of cash and cash equivalents for cash flow statement purposes.

(b) Financial instruments

i. Classification and measurement

The Company classifies its financial assets into the following categories: measured at fair value through profit and loss, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets when first recording them.

Financial assets measured at fair value through profit and loss

Financial assets measured at fair value through profit and loss are financial assets held for active, frequent trading. Derivatives are also classified as held for trading and, as such, are included in this category, unless they have been designated as hedging financial instruments. Assets in this category are recorded as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit and loss are shown in the statement of income as “financial results” in the period when they occur, except when the instrument is contracted in connection with a specific transaction. If so, changes are recognized in the same income statement line that is affected by the transaction.

Loans and receivables

These include loans granted and receivables that are financial assets other than derivative financial instruments, with fixed, known payments, and not quoted on an active market. Such loans and receivables are included in current assets, except for those maturing more than 12 months after the balance sheet date (which are classified as non current assets). The Company’s loans and receivables comprise trade accounts receivable, other accounts receivable, and cash and cash equivalents, except for short-term investments. Loans and receivables are accounted for at amortized cost, using the effective interest rate method.

Held-to-maturity assets

These primarily comprise financial assets that cannot be classified as loans and receivables, as they are quoted on an active market. These financial assets are those for which the Company has the intent and financial ability to hold them to maturity. They are measured at acquisition cost, plus accrued income, against net income for the year, using the effective interest rate method.

Available-for-sale financial assets

06.01 – Explanatory notes

Available-for-sale financial assets are non-derivative instruments designated in this category or not designated to any other category. They are included in non-current assets, unless management intends to dispose of the investment within 12 months from the balance sheet date. Available-for-sale financial assets are carried at fair value. Interest on financial assets available for sale, computed using the effective interest rate method, is taken to income as financial income. The portion related to changes in fair value is recorded in stockholders’ equity, in the equity valuation adjustment line, and realized against income upon settlement or determination of other than temporary impairment.

Fair value

The fair values of investments quoted in public markets are based on actual purchase prices. For financial assets lacking an active market or public quotations, the Company determines their value by using valuation methodologies. Such methodologies include the use of recent transactions carried out with third parties, reference to other substantially similar instruments, discounted cash flow analysis, and option pricing models that rely as much as possible on market information, as opposed to information generated by the Company´s management.

At the balance sheet date, the Company determines whether objective evidence exists of impairment of a financial asset or group of financial assets. If such evidence exists for available-for-sale assets, the cummulative loss – measured as the excess of acquisition cost over current fair value, less any impairment loss on this financial assets previously recorded in income – is taken from stockholders’ equity and recognized in the statement of income.

ii. Derivative financial instruments and hedging activities

Derivative instruments are originally recorded at their fair value on the date when they are contracted, and are subsequently remeasured at fair value, with changes in fair value taken to income, except when the derivative instrument is designated as a hedging instrument. The Company uses derivative financial instruments only for economic hedging purposes, although no current financial instrument is subject to hedge accounting. The fair value of derivative instruments is disclosed in Note 30.

(c) Accounts receivable

Trade accounts receivable are recorded at the original selling price, less a provision for doubtful accounts. The provision for doubtful accounts is recorded when there is objective evidence that the Company may not collect all the amounts due within the original accounts receivable terms. The provision recognized is the excess of book value over recoverable value.

(d) Inventories

Inventories are shown at the lower of cost and net realizable value, and stated at average purchase cost. Net realizable value is the estimated selling price in the normal course of business, less execution costs and selling expenses. Imports in transit are stated at the accumulated cost of each import transaction.

06.01 – Explanatory notes

(e) Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

  For contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers, the costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as "time and materials" contracts.

  For contracts under which amounts are contractually payable to the maintenance provider based on hours flown, "power by the hour" contracts, a liability and a corresponding expense in the income statement are recognized as the hours are flown.

(f) Pre-delivery payments for aircraft

Pre-delivery Payments (PDPs) paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference is recognized in the income statement.

(g) Deferred income tax and social contribution

Deferred income tax and social contribution are determined for income tax and social contribution losses and the related timing differences between the tax calculation bases of assets and liabilities and the book values in the interim financial information. The tax rates currently used to determine these deferred credits are 25% for income tax and 9% for social contribution. (Note 23).

Deferred taxes are recorded to the extent that it is probable that future taxable income will exist to be offset against timing differences and/or tax losses, based on projections of future profits prepared and supported by internal assumptions and future economic scenarios which, consequently, are subject to change.

(h) Judicial deposits

Deposits are restated for inflation and are presented as a deduction from the related liability recorded when there is no likelihood of the amount being recovered.

06.01 – Explanatory notes

(i) Investments in subsidiaries

Investments in subsidiaries are recognized using the equity method of accounting and presented in net income for the year as operating income (or expenses). Should exchange variations of investments in subsidiary companies abroad exist, changes in the investment value arising only from exchange variations are recorded in the “Equity valuation adjustment” account, under the Company stockholders’ equity, and taken to net income for the year only when the investment is disposed of or written-off. For the purposes of determining the share of earnings of associated or subsidiary companies, gains on transactions carried out between the Company and its subsidiaries are eliminated to the extent of the Company interests; unrealized losses are similarly eliminated, unless there is evidence of impairment of the transferred asset in the transaction.

When necessary, the subsidiary´s accounting practices are modified to ensure consistency with the Company´s accounting practices.

Negative goodwill, in the amount of R$ 11,099, resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, item c of the CVM Instruction 1/78) and will therefore be recognized in net income upon the eventual disposal or extinction of the investments, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “deferred income”.

(j) Translation of foreign currencies

Transactions denominated in foreign currencies are translated by using exchange rates ruling at the transaction dates. Asset and liability account balances are translated at the exchange rate at the balance sheet date. Exchange gains and losses arising from the settlement of such transactions and the conversion of monetary assets and liabilities denominated in foreign currencies are taken to income.

(k) Property, plant and equipment

This is recorded at the acquisition, formation or construction cost, plus revaluation carried out by TLA and Mercosur for certain account groups, based on valuations performed by independent appraisers. As allowed for by Law 11,638/07 and CPC Pronouncement 13 – First-time Adoption of Law 11,638/07, the Company adopted the net book value as of December 31, 2007 as the new cost value of revalued items. The portion of the revaluation reserve relating to depreciated items is transferred (realized) to retained earnings (accumulated deficit) in the same proportion as those items are depreciated. The revaluation reserve portion relating to land will only be transferred (realized) to retained earnings (accumulated deficit) at such time as the land is disposed of.

Depreciation is calculated on the straight-line method at the rates shown in Note 11. Land is not depreciated.

Gains and losses on sales are determined by comparing the selling values to the book value and are shown under non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

06.01 – Explanatory notes

Engine maintenance expenses are accounted for using the built-in overhaul method for engines wich are owned or were acquired through finance leases. Under this method, direct costs associated with parts to be replaced during maintenance are recorded as individual components of property, plant and equipement and are capitalized and depreciated over their useful lives, which is defined as the period until the next major overhaul. Maintenance expenses incurred for other engines not included in property, plant and equipment, under operating leases, are recorded as an expense as of its effective use (by flight hours) or when maintenance is helded, depending on the type of maintenance contract existing (power by the hour or time or time and material). . This accounting treatment is based on IBRACON’s Technical Interpretation 01/2006.

(l) Intangible assets

Acquired computer software licenses are capitalized and amortized over their estimated useful lives.

Expenses for software development or maintenance are recorded as expenses as incurred. Expenditure directly associated with identifiable, unique software that is controlled by the Company and will probably give rise to economic benefits higher than its costs for more than one year, is recorded as an intangible asset. Direct expenses include the compensation of consultants involved in developing software and an appropriate share of the related overhead.

Software development expenses recorded as assets are amortized on a straight-line basis over its useful life. (Note 12).

(m) Asset impairment

Plant, property and equipment, as well as other non-current assets, including goodwill and intangible assets, are reviewed on an annual basis for impairment, or whenever events or changes in circumstances suggest that the book value may not be recoverable. In this case, the recoverable value is computed to determine whether a loss has occurred. When a loss occurs, it is recognized as the excess of book value over recoverable value, which is the higher of the asset net selling price or value at use. For valuation purposes, assets are grouped in the smallest asset groups giving rise to separately identifiable cash flows.

(n) Commercial leasing

Commercial leasing agreements of property, plant and equipment where the Company bears substantially all risks and benefits of ownership, are classified as finance leases. Finance leases are recorded as if they were a financed purchase and, at the lease´s inception, a property, plant and equipment asset and a financing liability (leasing) are recognized. Property, plant and equipment purchased under finance leases are depreciated at the rates shown in Note 11.

Commercial leasing agreements where a significant portion of ownership risks and benefits remains with the lessor are classified as operating leases. Payments made for operating leases (net of all incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

06.01 – Explanatory notes

The gains or losses on the sale of an asset that results in a subsequent finance lease are deferred and amortized by the seller, who then becomes the lessee, over the estimated period of use of the asset, even when, legally, the transactions are considered as separate, legally perfect transactions. The gains or losses on the sale of an asset that results in a subsequent operating lease are immediately recognized on income statement.

(o) Provisions

The Company records provisions when it has a present liability, whether legal or constructive, as a result of past events and it is probable that a payment will be required to settle the liability, and its amount can be reliably estimated.

(p) Advance ticket sales

Advance ticket sales represent the liability related to tickets sold and not yet used in the last twelve months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(q) Employee benefits

i. Pension plan liabilities

For defined contribution plans, the Company makes contributions to open or closed management pension plans on a mandatory, contractual or voluntary basis. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

ii. Profit sharing and bonuses

Profit sharing and bonuses are usually recognized at the end of the year, at which time their amount can be reliably measured by the Company.

iii. Stock-based compensation

The Company offers its employees and officers stock-based compensation schemes, which are settled via Company shares. Under such schemes, the Company receives services in consideration for stock options. The fair value of options awarded is expensed during the vesting period, during which specific vesting conditions must be met. At the balance sheet date, the Company reviews its estimates of the number of options to become vested based on those conditions. The Company recognizes the impact of the review of the original estimates, if any, in the statement of income, with a contra entry to stockholders’ equity, on a prospective basis.

06.01 – Explanatory notes

(r) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when the services are provided.

(s) Loans and financing

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures are recorded similarly to loans.

(t) Consolidatedinterim financial information

The consolidated interim financial information include the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated financial information	09/30/2009	06/30/2009

TLA	September 30,2009	100.00	100.00
Fidelidade (i)	September 30,2009	99.99	99.99
TAM Capital (ii)	September 30,2009	100.00	100.00
TAM Financial 1 (ii)	September 30,2009	100.00	100.00
TAM Financial 2 (ii)	September 30,2009	100.00	100.00
Mercosur	August31, 2009	94.98	94.98
TP Franchising	September 30,2009	99.99	99.99
Fundo Spitfire II (Exclusive investment fund ) (iii)	September 30,2009	100.00	100.00

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(i) The consolidated interim financial information of TLA, which were taken as a basis for consolidation, includes the results of it consolidated subsidiary Fidelidade.

(ii) As these foreign investees do not have administrative autonomy, they were included in TLA’s interim financial information, pursuant to CPC 02.

(iii) TAM has a 30% direct and 70% indirect interest in this fund through its investee TLA. In August 2004, CVM issued Instruction 408/04 that determined that EPEs should be included in the consolidated interim financial information of public companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 set out further clarifications to support the concept of investments liable to consolidation. This fund was consolidated based on these CVM instructions.

06.01 – Explanatory notes

The consolidation includes the assets, liabilities and income accounts, in proportion to the total interests held of the capital of the related subsidiaries.

Intercompany balances and transactions, including current accounts, dividends receivable, income and expenses were eliminated on consolidation.

Transactions and balances with related parties, stockholders and investees are described in the respective notes.

(u) Revenue recognition

Results of operations are determined on the accruals basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Loyalty program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity .

06.01 – Explanatory notes

3 Marketable securities

	Parent company			Consolidated

	September	June 30,	September	June 30,
	30, 2009	2009	30, 2009	2009

In local currency
Cash	23	35	116	54
Government securities	139,902	104,286	673,551	158,815
Private securities	17,103	25,276	82,340	38,492
Overnight		24,277		36,972

	157,028	153,874	756,007	234,333

Austrian note	89,119	87,626	89,119	87,626
Bank deposit certificates – CDB			135,982	118,671

	246,147	241,500	981,108	440,630

In foreign currency
Time deposits			321,129	479,279
Overnight			627	1,004
Other			19,940	35,186

			341,696	515,469

	246,147	241,500	1,322,804	956,099

Cash and cash equivalents	(142,015)	(128,594)	(896,374)	(570,248)

Total	104,132	112,906	426,430	385,851

Current	(15,013)	(25,280)	(186,567)	(145,480)

Non current	89,119	87,626	239,863	240,371

The marketable securities recorded in current assets are measured at their fair value through profit and loss and held for active and frequent trading.

Marketable securities which are recorded as non current are provided as a guarantee for certain derivative financial instruments that had been renegotiated during the first quarter of 2009 (see Note 30 (iii)).

Management of marketable securities in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks contracted. In addition to inspection by the CVM, each fund is subject to the examination of independent auditors. The average return on these funds was 10.98% for the quarter ended September 30, 2009 (June 30, 2009 – 11.85%) .

Investments in international markets essentially comprise time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. At September 30, 2009 the quartely return on these investments contracted by - 2.6% (June 30, 2009 – 2.5%).

06.01 – Explanatory notes

4 Accounts receivable – Consolidated

(a) Breakdown of balances

	September 30, 2009			June 30, 2009

	Domestic	International (*)	Total	Total

Credit cards	699,134	36,103	735,237	714,742
Travel agencies	209,179	47,164	256,343	274,230
Other (**)	145,078	83,186	228,264	197,024

Subtotal	1,053,391	166,453	1,219,844	1,185,996
Provision for reduction to the recoverable value of accounts receivable from customers	(61,510)	(20,214)	(81,724)	(79,858)

Total	991,881	146,239	1,138,120	1,106,138

(*) As of September 30, 2009 includes R$ 26,715 denominated in US Dollars, R$ 29,005 denominated in Euros, R$ 2,918 denominated in sterling pounds, and the remaining balance is composed of various currencies.
(**)Mainly accounting receivables from holders and partners - TAM Loyalty Program.

(b) Aging list – Receivables by due date

Breakdown	September 30, 2009	June 30, 2009

Not yet due	1,096,284	1,057,776
Overdue
Up to 60 days	21,159	29,825
From 61 to 90 days	3,329	2,190
From 91 to 180 days	6,783	5,431
From 181 to 360 days	13,734	14,558
Over 360 days	78,555	76,216

	1,219,844	1,185,996

(c) Provision for reduction of accounts receivable from customers to the recoverable value

	Quarter ended		Nine month period ended

	30.09.2009	30.09.2008	30.09.2009	30.09.2008

Balance at the beginning of the period	79,858	53,896	74,676	50,240
Additions	1,934	8,119	7,645	13,333
Use / release	(68)	(290)	(597)	(1,848)

Balance at the end of the period	81,724	61,725	81,724	61,725

The establishment and release of provisions for impaired receivables have been included in "selling expenses" in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

06.01 – Explanatory notes

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

5 Inventories - Consolidated

(a) Breakdown of balances

	September 30, 2009	June 30, 2009

Spare parts and materials for repairs and maintenance	298,373	296,389
Other inventories	23,970	23,402

	322,343	319,791
Provision for losses and obsolescence	(74,939)	(66,183)

Total	247,404	253,608

“Other inventories” is mainly composed of uniforms, stationery and catering items.

(b) Changes in the provision for inventory obsolescence

	Quarter ended		Nine month period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Balance at the beginning of period	66,183	49,888	70,483	53,180

Additions	11,087	658	12,401	9,225
Use / release	(2,331)	(200)	(7,945)	(12,059)

Balance at the end of period	74,939	50,346	74,939	50,346

06.01 – Explanatory notes

6 Taxes recoverable

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2009	2009	30, 2009	2009

Income tax and social contribution	27,822	27,530	60,615	80,437
Contribution to Social Integration Program (“PIS”) and Contribution to Social Security Financing (“COFINS”)			2,365	2,362
Tax on Sale of Goods and Services (“ICMS”)			34,666	34,950
Withholding income tax	2,846	2,846	19,672	16,329
Taxes collected in other countries	4,736	4,736	19,717	19,760
Other			2,101	2,040

	35,404	35,112	139,136	155,878

Current	(35,404)	(35,112)	(124,353)	(140,641)

Non-current			14,783	15,237

The non-current balance is included within “ other accounts receivable”.

7 Advances to aircraft maintenance - Consolidated

For future repairs of aircraft (and related parts), at September 30, 2009, payments had been made into maintenance reserves, in the amount of R$ 403,572 (June 30, 2009 – R$ 418,611) equal to US$ 226,968 thousand (June 30, 2009 – US$ 214,496 thousand).

The maintenance reserve is a guarantee for the aircraft owner that the returned aircraft can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, with maintenance reserve funds, at a restricted bank account in the lessor’s name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines, landing gear, among others, it can request that the lessor return the related amount, which will otherwise revert to the owner.

8 Deposits in guarantee - Consolidated

Deposits and collateral relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At September 30, 2009 the balance of deposits was R$ 83,854 (June 30, 2009 – R$ 72,571).

06.01 – Explanatory notes

9 Investments

(a) Breakdown of balances

	September 30, 2009	June 30, 2009

Ownership interest in subsidiaries	1,760,837	1,411,877
Negative goodwill on acquisition of subsidiaries	(11,099)	(11,099)

	1,749,738	1,400,778

(b) Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances on June 30, 2009	1,351,621	60,226	30	1,411,877

Cumulative Translation Adjustments	(1,562)			(1,562)
Reversion of revaluation reserve		(2,921)		(2,921)
Equity share of income	348,159	3,790		351,949
Stock option plan	1,494			1,494

Balances on September 30, 2009	1,699,712	61,095	30	1,760,837

06.01 – Explanatory notes

(c) Information on subsidiaries

	September 30, 2009				June 30, 2009	September 30, 2008

	TLA	Mercosur	TP	Total	Total	Total

Number of shares
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Equity	1,699,712	64,324	30
Net income
Quarter	348,159	3,990
Accumulated to September 2009	1,180,973	28,888

Book value of investment	1,699,712	61,095	30	1,760,837	1,411,877	1,802,475
Equity share of earnings
Quarter	348,159	3,790		351,949	792,557	(660,746)
Accumulated to September 2009	1,180,973	27,438		1,208,411	856,461	(272,534)

10 Related party transactions

(a) Balances and transactions

	September 30, 2009					June 30, 2009

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Non current assets – intercompany loans						215,898
Liabilities – intercompany loans		(189,381)			(189,381)	(788)

TLA
Accounts receivable			2,788	47,376	50,164	61,306
Non current assets – intercompany loans						788
Assets – intercompany loans	189,381				189,381	(251,145)
Other operating income			27,202		27,202	19,122

Mercosur
Cost of services rendered (*)		(27,202)			(27,202)	(19,122)
Non current assets – intercompany loans						35,247
Accounts payable (deposits in guarantee)		(2,788)			(2,788)	(1,463)

Fidelidade
Accounts payable		(47,376)			(47,376)	(59,843)

	189,381	(266,747)	29,990	47,376

(*) Aircraft sub-leasing, maintenance and insurance.

06.01 – Explanatory notes

The average stated period of expiration of the loans are 18 months.

During the quarter and nine month period ended at September 30, 2009, TLA received from Táxi Aéreo Marília S.A. (“TAM Marília”), a company under common control, R$ 9 and R$ 41 (September 30, 2008 – R$ 34 and R$ 117), as reimbursement for the use of its infra structure, being mainly the importation areas and human resources. This amount was credited to “cost of services rendered”. TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Sao Paulo Congonhas airport, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic benefit obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings from the deferral of such costs for nine month period ended at September 30, 2009 amounted to R$ 1,162 (September 30, 2008 – R$ 1,162).

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 4,222 and R$ 12,442 for the three and nine month period ended at September 30, 2009 (September 30, 2008 – R$ 3,904 and R$ 11,512), recorded within “Administrative expenses”.

(b) Compensation of key managerial personnel

Key managerial personnel includes members of the board of directors, CEO, vice presidents and statutory officers. The compensation paid or payable for services provided by employees is stated as follows:

	Quarter ended		Nine month period ended

	September30	September 30,	September 30,	September 30,
	, 2009	2008	2009	2008

Salaries	1,773	1,907	6,105	6,153
Profit sharing and bonuses	159	882	9,875	9,716
Stock Options		1,657		1,657
Other benefits	268	328	651	666

	2,200	4,774	16,631	18,192

06.01 – Explanatory notes

11 Property, plant and equipment – Consolidated

	Flight equipment	Land and buildings	IT equipment	Machinery and equipment	Leasehold improvements	Construction in progress	Others	Total

Total cost	9,439,374	261,012	144,543	122,782	68,116	40,744	101,685	10,178,256
Accumulated depreciation	(2,124,363)	(37,138)	(91,848)	(51,868)	(13,945)		(61,866)	(2,381,028)

Net book value at June 30, 2009	7,315,011	223,874	52,695	70,914	54,171	40,744	39,819	7,797,228

Additions	32,578	650	4,750	9,398	10,023	1,222	2,205	60,826
Disposals/Write-off	(2,658)	(1,453)	(40)	(375)	(7)		(21)	(4,554)
Depreciation	(123,155)	(1,454)	(5,323)	(2,914)	(1,747)		(2,142)	(136,735)

Balance at September30, 2009	7,221,776	221,617	52,082	77,023	62,440	41,966	39,861	7,716,765

Total cost	9,469,294	260,209	149,253	131,805	78,132	41,966	103,869	10,234,385
Accumulated depreciation	(2,247,518)	(38,592)	(97,171)	(54,782)	(15,692)		(64,008)	(2,517,620)

Net book value at September 30, 2009	7,221,776	221,617	52,082	77,023	62,440	41,966	39,861	7,716,765

Average annual depreciation rates - %	7.08	2.39	20.00	10.00	10.00		14.86

"Flight equipment" includes aircraft, engines and spare parts. On September 30, 2009, flight line equipment include 66 aircraft that were considered financial leases, according to the CPC 06 - Operating Leasing (June 30, 2009 – 66 aircraft). The cost of these aircrafts recognized at the commencement of the leases was R$ 8,085,670 (June 30, 2009 - R$ 7,980,904), with accumulated depreciation of R$ 1,674,289 (June 30, 2009 – R$ 1,576,366), and so a net book value of R$ 6,411,381 (June 30, 2009 - R$ 6,404,538).

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center. “Other” is mainly composed of furniture and vehicles.

The properties and improvements of TAM's subsidiary TLA have been mortgaged as guarantee for loans in the total amount of R$ 110,499 (June 30, 2009 - R$ 110,499).

There are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

06.01 – Explanatory notes

12 Intangible Assets

	IT projects	Computer
	in progress	software	Others	Total

Cost	138,350	42,216	30,958	211,524
Accumulated amortization		(38,746)		(38,746)

Net book value at June 30, 2009	138,350	3,470	30,958	172,778

Additions	26,277	12,820	92	39,189
Disposals/Write-off	(295)			(295)
Amortization		(9,966)		(9,966)

Net book value	164,332	6,324	31,050	201,706

Balance at September 30, 2009

Cost	164,332	55,036	31,050	250,418
Accumulated amortization		(48,712)		(48,712)

Net book value at September 30, 2009	164,332	6,324	31,050	201,706

IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. As to Company development projects still underway, it is expected that they will be amortized as from 2010, upon becoming operational. The anticipated amortization period is three to ten years, depending on the useful life of each project.

Computer software is amortized over its useful life, not normally exceeding three years.

Other projects include payments to the international airline network Star Alliance, and will be amortized from 2010 when TAM completes the integration process into the network and the assets start to be used.

13 Pre Delivery Payments - Consolidated

At June 30, 2009	443,486

Additions/ Transfers (i)	38,372
Capitalized borrowing costs	2,589

At September 30, 2009	484,447

(i) Transfers occur when the aircrafts are delivered and the values are returned to TAM or capitalized as flight equipment.

06.01 – Explanatory notes

14 Loans and financing – Consolidated

	Guarantees	Interest rate (Effective rate for June and September 2009)	Payment terms and year of last payment	September 30, 2009	June 30, 2009

Local currency

FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.5% p.a. and 10.8% p.a.)	Monthly until 2011	32,384	36,121
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (10.6% and 10.5% p.a.)	Monthly until 2012	4,639	5,560

Other				7,254	7,967

Total				44,277	49,648

Foreign currency
FINIMP	Promissory note US$ 99,721 thousand	Annual LIBOR + 1.05% p.a. to 6.7% p.a. (6.2% p.a. and 5.3% p.a.)	Annual until 2010	258,609	216,663
International Finance Corporation (“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a. (6.6% and 6.6% p.a.)	Half-yearly until 2012	22,946	41,048
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	10,250	11,403
Financing – Pre- delivery payment	Unconditional guarantee	Monthly LIBOR + 0,6% p.a. (1.1% p.a and 4.8% p.a.)	Monthly until 2011	92,243	74,529
Other		8.8% p.a.		2,670

Total foreign currency				386,718	343,643

Total				430,995	393,291

Current				(292,965)	(267,256)
Non-current				138,030	126,035

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

06.01 – Explanatory notes

Non - current maturities are as follows :

Calendar	September 30, 2009	June 30, 2009

2010	32,002	13,291
2011	92,258	98,730
2012	5,403	4,846
2013	874	943
2014	743	815
After 2014	6,750	7,410

	138,030	126,035

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million (equivalent to R$ 207.3 million at the exchange rate of the transaction) of pre-delivery payments for 30 Airbus aircraft with firm purchase orders and delivery scheduled between 2008 and 2010. At September 30, 2009, the balance of this loan was R$ 92,243 (June 30, 2009 – R$ 74,529).

In 2005, TAM entered into a FINIMP-type loan agreement primarily with banks Unibanco and Banco do Brasil, to finance imports of engines and aircraft parts of up to US$ 8,805 thousand (equivalent to R$ 21,435 at the exchange rate of the transaction) thousand, which were settled in December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand (equivalent to R$ 11,299 at the exchange rate of the transaction), maturing in November 2009. In 2006, funds were raised from Unibanco in the amount of US$ 37,885 thousand (equivalent to R$ 82,412 at the exchange rate of the transaction) and maturing until July 2009. In 2008, for this same purpose, funds were obtained from banks Unibanco, HSBC, Itaú, Santander and Banco do Brasil in the amount of US$ 84,996 thousand (equivalent to R$ 155,862 at the exchange rate of the transaction), maturing up to September 2010. At September 30, 2009, the balance of this type of financing was R$ 258,609 (June 30, 2009 – R$ 216,663).

At September 30, 2009, the Company is not subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans.

06.01 – Explanatory notes

15 Finance Leases – Consolidated

	Monthly
	payments with	September 30,
	final due date in	2009	June 30, 2009

Local currency
IT equipment	2012	37,799	27,660

Foreign currency
Aircraft	2020	4,502,837	5,064,985
Engines	2017	170,012	192,329
Machinery and equipment	2014	3,306

Total		4,713,954	5,284,974

Current		(561,565)	(602,632)
Non-current		4,152,389	4,682,342

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee. At September 30, 2009, the Company has 66 aircraft under finance leases (June 30, 2009 – 66 aircraft).

The minimum payments under finance leases are classified:

	September 30, 2009	June 30, 2009

Less than one year	714,611	782,679
Between one and five years	2,526,677	2,627,863
More than five years	2,428,029	3,041,768
Effect of discounting	(955,363)	(1,167,336)

	4,713,954	5,284,974

16 Commitments - Consolidated

(a) Operating lease contracts – Consolidated

TLA has obligations arising under 67 aircraft operating lease (June 30, 2009 – 66 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus LIBOR. The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 124,052 thousand and R$ 419,232 thousand for the quarter and nine month period ended at September 30, 2009 (September 30, 2008 – R$ 108,460 and R$ 326,315).

For most of the operations the Company offered letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling US$ 28,353 thousand at September 30, 2009 (June 30, 2009 - US$ 31,095 thousand).

06.01 – Explanatory notes

The assumed future payments in result of these contracts are demonstrated as follows:

	Monthly payments	September 30,
	maturing in	2009	June 30, 2009

Aircraft	2021	908,058	904,051
Engines	2014	23,629	26,084

		931,687	930,135

Future disbursements due by year are as follows:

	September 30, 2009	June 30, 2009

Less than one year	217,618	217,502
More than one and less than five years	604,928	624,463
More than Five years	109,141	88,170

	931,687	930,135

The amounts expressed in thousand of Reais included above are denominated and payable in U.S. dollars.

(b) Commitments for future aircraft leases

(i) Airbus

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and six A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 wich an anticipated delivery before the end of 2014.

(ii) Boeing

In 2006, the Company ordered four Boeing 777-300ER with options for four additional aircraft, which were exercised in 2007. Upon receipt of the four aircraft in 2008, the Company had six firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

06.01 – Explanatory notes

17 Reorganization of the Fokker 100 Fleet - Consolidated

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. The Company issued letters of guarantee as security.

TLA also renegotiated the rescheduled overdue instalments with an the original amount of R$ 49,599.

At September 30, 2009, the total value of the commitment was R$ 33,275 (June 30, 2009 – R$ 40,331), equivalent to US$ 18,714 thousand (June 30, 2009 – US$ 20,666 thousand), R$ 16,948 of which (June 30, 2009 - R$ 18,032) is classified in current liabilities.

Non-current maturities have the following breakdown:

	Consolidated

Year	September 30, 2009	June 30, 2009

2010	3,989	8,757
2011	12,339	13,542

	16,328	22,299

18 Deferred gains on sale-leaseback transactions - Consolidated

Pursuant to CPC 06 – Commercial Leasing Transactions, a sale and leaseback transaction involves the sale of an asset and the leaseback of this same asset by the purchaser to the seller. Gains or losses on sale of the asset in question should be deferred and amortized by the seller, which thus becomes the lessee, in accordance with the proportion of leasing payments over the estimated period of usage of the asset.

The Company´s gains on sale-leaseback transactions arise from aircraft sale transactions carried out between 2001 and 2003. At September 30, 2009, the remaining balance with respect to such gains totaled R$ 123,377 (June 30, 2009 – 131,397), to be fully amortized by 2013.

19 Advance ticket sales - Consolidated

At September 30, 2009, the balance recorded as advance ticket sales in the amount of R$ 918,695 (June 30, 2009 – R$ 929,673), is represented by 3,468,289 (June 30, 2009 – 3,439,382) tickets sold but not yet used.

06.01 – Explanatory notes

20 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, as judged by the Company’s external legal counsel. As at September 30 and June 30, the value of provisions and corresponding judicial deposits recognized were as follows:

	COFINS and	Additional	Airline	Labor	Other		Judicial	Provision net of
	PIS (i)	tariff (ii)	fund (iii)	contingencies (iv)	provisions	Total	deposits	judicial deposits

At June 30, 2009	404,157	465,368	118,834	24,140	104,178	1,116,677	(88,539)	1,028,138

Additional provisions		13,563	6,233	560	6,330	26,686	(2,921)	23,765
Payments made				(6,208)	(4,320)	(10,528)	571	(9,957)
Inflation adjustments	4,794	10,203	2,676	656	269	18,598		18,598

At September 30, 2009	408,951	489,134	127,743	19,148	106,457	1,151,433	(90,889)	1,060,544

(i) Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC interest rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560. As at September 30, 2009, five lawsuits had not yet been finally judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv) Corresponds to the provision, on the basis of estimates of the administration, of probable losses that could be incurred into result of diverse working processes moved for current or former-employed.

Due to nature of these disputes the period of the use of the provisions and the payments, is uncertain.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 923,840 as at September 30, 2009 (June 30, 2009 - R$ 787,910) for which no provision is required. Based on the opinion of advice from internal and Brazilian external legal counsel, the Company believes that the chances of having to pay in respect of these amounts are possible but not probable.

06.01 – Explanatory notes

(b) Contingent Assets

(i) ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS (Tax on the Circulation of Merchandise and Services, or ICMS).taxation on domestic air cargo transportation revenue is still due. On September 30, 2009, the provision maintained by the Company totaled R$ 4,430 (June 30, 2009 – R$ 4,023), recorded in “Taxes and tariffs payable”. On September 30, 2009, the installments due in more than one year totaled R$ 71 (June 30, 2009 – R$ 82), classified within “Other accounts payable”.

Collection of certain ICMS payments made from May, 1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 (not reviewed) at historical amount. The amount claimed may be monetarily adjusted at the time that payment is awarded by the courts.

(ii) Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period.

In April 1998, the process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (not reviewed), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994.

Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

06.01 – Explanatory notes

(iii) Additional airport tariffs and “ATAERO”

In 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an addional 50% on the tariff amount. On September 30, 2009, the amount under discussion totaled approximately R$ 744,175 (June 30, 2009 - R$ 711,970), not recognized in the interim financial information.

21 Debentures

Date of issuance	Series	Quantity	Nominal value - R$	September 30, 2009	June 30, 2009

TAM
August 1, 2006	Only	50,000	10,000	507,080	522,004

TLA
July 24, 2009	Only	600	1,000,000	593,683

				1,100,763	522,004

Analyzed
Current				(218,989)	(22,004)
Non-current				881,774	500,000

TAM

On July 7, 2006 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 11.70% as at September 30, 2009 (June 30, 2009 – 12,92%).

The Company will be subject as from August 1, 2010 to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized.

TLA

On July 16, 2009 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TAM S.A.

The debentures have a face value of R$ 1,000 and a term of four years, with payment in 13 quarterly installments as from July 24, 2010.

06.01 – Explanatory notes

Interest is to payable monthly at a rate equivalent to 126.50% of the CDI (tax in the day of contract 11.41%) as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 14.17% as at September 30, 2009 (June,30 2009 – none)

22 Senior Notes – Consolidated

On April 25, 2007, TAM Capital concluded an offer of senior bonds in the total amount of US$ 300 million (equivalent to R$ 710.4 million at the exchange rate of the transaction ) with interest rate of 7.375% per annum, payable semiannually and with principal payable in full in 2017, by means of a transaction abroad exempt from filing with the Brazilian CVM. The Company opted to register the securities with the United States Securities and Exchange Commission – (“SEC”) on October 30, 2007.

23 Income Tax

(a) Reconciliation of income tax and social contribution benefit (expense)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the enacted tax rate in Brazil as follows:

	Quarter ended		Nine month period ended

	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008

Profit (loss) before tax	507,367	(982,135)	1,793,394	(378,684)
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Income tax	(172,504)	333,927	(609,755)	128,753

Other permanent exclusions	(5,554)	(6,192)	(17,501)	(15,252)
Realization of the revaluation reserve	3,366	1,708	2,646	1,021
Unrecognized tax credit on tax losses arising from foreign subsidiaries	15,480	(10,875)	31,311	(16,562)

	(159,212)	318,568	(593,299)	97,960

Deferred income tax and social contribution
Current tax	(575)	3,471	(3,790)	(59,226)
Deferred tax	(158,637)	315,097	(589,509)	157,186

	(159,212)	318,568	(593,299)	97,960

The applicable tax rate from income tax and social contribution was 34% (2008 - 34%).

The tax years 2004 to 2008 are subject to examination by the Brazilian tax authorities.

The above statement reflects the activity of the Company, the TLA and Fidelidade, because Mercosur, under the legislation of the country where it operates, is the taxation of income tax directly on gross sales.

06.01 – Explanatory notes

(b) Breakdown of deferred income tax and social contribution assets

	September 30, 2009	June 30, 2009

Income tax loss carry forwards	106,886	121,584
Social contribution carry forwards	48,401	50,742

Temporary timing differences
Provision for derivatives loss	102,701	133,934
Provision for contingencies	214,337	206,924
Allowance for doubtful accounts	15,865	32,800
Allowance for losses on inventories	25,479	22,502
Incremental cost provision – frequent flyer program	17,431	15,815
Deferred revenue from sale and leaseback transation	41,528	44,676
Provision for maintenance	7,366	24,129
Other	30,059	27,009

Total	610,053	680,115

Current	(76,899)	(63,342)

Non-current	533,154	616,773

Deferred outstanding taxes resulting from tax losses, social contribution negative basis, and temporary differences were recognized in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation grounded in a technical feasibility study.

(c) Composition of deferred income tax and social contribution liabilities

	September 30, 2009	June 30, 2009

Revaluation reserve	48,364	47,204
Finance leases	465,742	335,963
Maintenance		9,921
Others		30,911

Total	514,106	423,999

Current	(37,182)	(33,597)

Non current	476,924	390,402

In accordance with CVM Deliberation 273/98, the revaluation reserve is valued net of income tax and social contribution levied on the appreciation determined on aircraft engines and properties. The deferred charges were determined based on the applicable rates for taxing of the amounts of revaluation of subsidiaries.

06.01 – Explanatory notes

24 Stockholders’ equity

 (a)Authorized capital

At September 30, 2009 and 2008, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

 (b)Subscribed capital

At September 30, 2009, is comprised of 150,585,147 shares (June 30, 2009 – 150,585,147), of which 50,195,049 (June 30, 2009 – 50,195,049) are common shares and 100,390,098 (June 30, 2009 – 100,390,098) are preferred shares. At the Extraordinary Stockholders' Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float of 25% of this shares available for sale. Since August, 2007 the free float has been 53.85% (not reviewed).

(c)Treasury stocks

The Board of Directors, at a meeting held on January 30, 2009, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program 3,596,629 preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- Reais (R$)

December 31, 2008

Shares purchased	601,900	17,703	29.41
Shares sold	(199,589)	(6,333)	31.73

September 30, 2009	402,311	11,370	28.26

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares, based on the most recent exchange quotations prior to the closing for the quarter ended at September 30, 2009, is R$ 23.14 per preferred share.

06.01 – Explanatory notes

(d) Capital reserve – Share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the nominal amount of the capital increase .

(e) Stock options plan – incentive plan

CPC 10 – Stock-based Payment requires the measurement and recognition, as cost of employees’ service, of the fair value of shares granted at the award date. This cost will be recorded over the period in which the employee is expected to provide the services under the terms of the award. The fair value of the stock options at the grant date is estimated using the Black-Scholes model. The Company granted certain employees options to purchase shares at below market prices. The fair value of the options granted is expensed in the period over which the services are to be provided.

The Extraordinary Stockholders’ Meeting held on May 16, 2005 authorized the board to use up to 2% of outstanding shares to grant stock options to employees.

These transactions can be summarized as follows:

	Number of shares	Updated exercise price – weighted average – R$

Outstanding as of December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Garanted	(42,593)

Outstanding June 30 and September 30, 2009	1,701,328	35.28

Under the plan terms, options granted are divided into three equal parts, and employees may exercise a third part of their options within three, four and five years, respectively, provided they are still Company employees at that time. The option contractual life is seven years. Shares exercised to date resulted from early retirement and dismissals from the Company.

The option contemplates a “service condition”, whereby the exercise of options depends exclusively on the provision of services by the employee for a predefined period. Dismissed employees are required to comply with certain restrictive conditions to maintain their right to exercise the options.

06.01 – Explanatory notes

The Company accounts for its incentive plan in conformity with CPC 10 – Stock-based Payment. Accordingly, the cost was recorded based on the fair value of stock options at the time of granting, as a contra entry to the Company’s equity, as the payment was made in shares. The fair value of such options was estimated by using the Black-Scholes pricing model, using the following assumptions:

				Extraordinary
	1st grant	2nd grant	3rd grant	grant

Date	12/28/2005	11/30/2006	12/14/2007	9/27/2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price	14.40	43.48	39.67	38.36
Risk-free interest rate	17.93%	13.13%	10.95%	10.82%
Average term	5.5	5.5	5.5	4.5
Expected dividend yield	0.00%	0.32%	0.58%	0.58%
Volatility of shares in the market	34.24%	41.29%	42.30%	40.48%
Prices in the equity market	R$45.00	R$61.00	R$44.03	R$50.10

The expected volatility is based on the past volatility of Company shares traded on stock exchanges. The average remaining contractual life is based on the expected exercise.

At September 30, 2009, the fair values of the grants amounted to R$ 39.64, R$ 41.11, R$ 25.09 and R$ 28.28 per share for the 1st, 2nd and 3rd grants and extraordinary grant, respectively, leading to a total fair value of options granted of R$ 19,101, R$ 9,367, R$ 19,110 and R$ 6,504 for the 1st, 2nd and 3rd grants and extraordinary grant. The total compensation cost associated with options that have not yet vested and yet to be recorded in results as of September 30, 2009 totaled R$ 14,262 (June 30, 2009 – R$ 24,025).

The Company recorded expenses in the amount of R$ 2,336 (September, 2008 – expenses R$ 739) in the statement of income for the three month period ended September 30, 2009.

2009

			Outstanding options	Exerciseable options

		Remaining contractual life	Exercise price –
Contracted exercise price	Number of options	– weighted average	weighted average	Number of options

R$ 14.40	481,825	5.5	R$ 15.83	160,608
R$ 43.48	227,870	5.5	R$ 47.69
R$ 39.67	761,633	5.5	R$ 41.91
R$ 38.36	230,000	4.5	R$ 41.82	230,000

Range: R$ 14.40 – R$ 43.48	1,701,328	5.36	R$ 35.28	390,608

06.01 – Explanatory notes

(f) Prior year adjustment

From third quarter of 2009, the company’s administration opted for elaborating and divulging to the market in anticipation to Resolution CVM nº 10, financial information in compliance with international accounting polices (International Financial Reporting Standards – IFRS). As result aiming at the alignment between international accounting practices and those used in the elaboration of the financial statement in accordance with Brazilian accounting practices the Company change the accounting form:

  The operating expenses of certain engines covered by contracts of the type “power by the hour” that had started recognized to the measure of the used hours for each equipment, and the classification of pre delivery payment of aircraft that had started registered in the non current assets.

  The costs of contraction of loans associates to the daily pay payments had started to be registered for paid value converted the tax of effective exchange into the date of the payment. The loans cost contraction, including applicable interests and cambial differences, incurred into the assets construction, are capitalized until the moment of the delivery of the aircraft.

As a result of these changes, the interim financial information, they had been adjusted for comparison , in order to recognize the losses/profits deriving of the practice changes. The effect in Stockholders’ equity in quarter ended in March 31, 2009 is (83,392) and in the ended in December 31, 2008 , as presented below:

December 31, 2008

Maintenance – “Power by the hour”	(68,781)
Pre delivery payment	(68,740)
Deferred income tax and social contribution	46,760

(90,761)

06.01 – Explanatory notes

25 Gross revenue segmentation - Consolidated

TAM had no major customers which represented more than 10% of revenues in 2009 or 2008. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

	Quarter ended		Nine month period ended		Variantion (%)

	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	Quarter	Nine month period

Domestic revenue
Scheduled - passenger	1,276,639	1,623,836	3,925,324	4,403,573	(21.4)	(10.9)
Charter - passenger	30,386	46,325	110,506	117,492	(34.4)	(5.9)
Cargo	113,693	125,504	321,626	337,266	(9.4)	(4.6)

	1,420,718	1,795,665	4,357,456	4,858,331	(20.9)	(10.3)

International revenue
Scheduled - passenger	660,414	799,396	2,036,361	2,012,066	(17.4)	1.2
Charter - passenger	3,075	13,675	7,882	16,895	(77.5)	(53.4)
Cargo	124,364	134,900	339,714	393,358	(7.8)	(13.6)

	787,853	947,971	2,383,957	2,422,319	(16.9)	(1.6)

Other operating revenue
TAM loyalty program	157,976	145,164	522,330	336,624	8.8	55.2
Travel and tourism agencies	12,138	18,687	46,764	41,721	(35.0)	12.1
Others (includes expired tickets)	133,240	98,681	331,177	309,151	35.0	7.1

	303,354	262,532	900,271	687,496	15.5	30.9

Gross revenue	2,511,925	3,006,168	7,641,684	7,968,146	(16.4)	(4.1)

Sale taxes and other deductions	(92,820)	(109,908)	(285,072)	(297,194)

Net revenue	2,419,105	2,896,260	7,356,612	7,670,952

06.01 – Explanatory notes

(b) By geographic location of the Company’s destinations

	Quarter ended		Nine month period ended		Variantion (%)

	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	Quarter	Nine month period

Brazil	1,724,074	2,058,197	5,257,729	5,545,827	(16.2)	(5.2)
Europe	376,075	459,301	1,124,957	1,148,803	(18.1)	(2.1)
North America	206,295	252,377	617,092	672,593	(18.3)	(8.3)
South America (excluding Brazil)	205,481	236,293	641,906	600,923	(13.0)	6.8

Total gross	2,511,925	3,006,168	7,641,684	7,968,146	(16.4)	(4.1)

Tax	(92,820)	(109,908)	(285,072)	(297,194)

Net revenue	2,419,105	2,896,260	7,356,612	7,670,952

06.01 – Explanatory notes

26 Breakdown of the main groups of costs and expenses – Consolidated

(a) Quarter ended September 30

	2009							2008

	Expenses

	Cost of services rendered	Selling	General and administra tive	Directors' Fees	Total	%	Total	%

Personnel	398,653	46,595	37,749	2,540	485,537	20.9	448,339	16.5
Fuel	701,302				701,302	30.2	1,103,613	40.6
Depreciation and amortization	127,037	423	19,241		146,701	6.3	132,439	4.9
Maintenance and repairs (except personnel)	139,483				139,483	6.0	110,900	4.1
Aircraft insurance	15,893				15,893	0.7	11,714	0.4
Take-off, landing and navigation aid charges	142,752				142,752	6.2	101,684	3.7
Operational lease of aircraft, engine and equipment	124,052	2,436	2,765		129,253	5.6	113,553	4.2
Third party services	40,661	62,873	72,049		175,583	7.6	186,687	6.9
Selling and marketing		197,997			197,997	8.5	258,514	9.5
Other	86,440	20,352	78,968		185,760	8.0	253,962	9.3

	1,776,273	330,676	210,772	2,540	2,320,261	100.0	2,721,405	100.0

06.01 – Explanatory notes

(b) Nine month period ended September 30

	2009							2008

	Expenses

	Cost of services rendered	Selling	General and administra tive	Directors' Fees	Total	%	Total	%

Personnel	1,241,331	144,228	111,844	15,656	1,513,059	21.1	1,268,340	17.4
Fuel	2,016,318				2,016,318	28.1	2,936,994	40.3
Depreciation and amortization	375,535	1,011	58,434		434,980	6.1	304,390	4.2
Maintenance and repairs (except personnel)	538,402				538,402	7.5	308,138	4.2
Aircraft insurance	47,702				47,702	0.7	35,915	0.5
Take-off, landing and navigation aid charges	444,504				444,504	6.2	346,464	4.8
Operational lease of aircraft, engine and equipment	419,232	6,964	12,150		438,346	6.1	340,117	4.7
Third party services	130,833	190,428	243,794		565,055	7.9	497,799	6.8
Selling and marketing		602,940			602,940	8.4	727,286	10.0
Other	263,469	149,509	165,946		578,924	8.1	521,509	7.2

	5,477,326	1,095,080	592,168	15,656	7,180,230	100.0	7,286,952	100.0

06.01 – Explanatory notes

27 Net finance results

	Quarter ended		Nine month period ended

	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Financial income
Interest income from financial investments	17,502	60,805	57,480	161,918
Exchange gains	645,198	108,396	2,082,884	764,794
Financial instrument/gains – Foreign exchange rate
Realized		75		1,608
Financial instrument/gains – WTI (*)
Realized				70,661
Unrealized	92,985		792,234	17,720
Other	7,840	4,818	22,107	10,552

	763,525	174,094	2,954,705	1,027,253

Financial expenses
Exchange losses	(152,850)	(932,830)	(471,308)	(1,219,363)
Interest expense	(102,656)	(102,448)	(319,640)	(256,593)
Financial instrument/losses – Foreign exchange rate
Realized		(1,923)		(4,489)
Unrealized				(3,633)
Financial instrument losses – WTI (*)
Realized	(90,047)	(18,840)	(540,507)	(25,963)
Unrealized		(268,267)		(268,267)
Other	(11,721)	(7,777)	(28,479)	(18,515)

	(357,274)	(1,332,085)	(1,359,934)	(1,796,823)

Financial result, net	406,251	(1,157,991)	1,594,771	(769,570)

(*)WTI West Texas Intermediate - type of crude oil often used as a pricing benchmark

28 Employee benefits

In accordance with the annual union agreement, the Company’s management will pay a share of its profits when it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the three month period ended September 30, 2009, a provision for payment of this benefit in the amount of R$ 46,738 (June 30, 2009 - R$ 29,909).

29 Insurance coverage

The Company’s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On September 30, 2009, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

06.01 – Explanatory notes

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree nº 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent of US$1 billion.

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2009, some 192 (June 30, 2009 – 188) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

30 Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The Company has a risk management program which allows its Treasury Department to enter into derivative financial instruments in order to reduce the volatility of its expected cash flows.

These derivatives are used in line with TAM's policies, considering liquidity, impact on TAM's results and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a) Market risks

TAM is exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and expenses. Market risk is the possible loss derived from variations in market prices. TAM has entered into derivative contracts and other financial instruments with the purpose of mitigating the risks arising from variations in these factors. TAM has also implemented policies and procedures in order to evaluate such risks and approve and monitor its derivative transactions.

06.01 – Explanatory notes

(i)Risks relating to variations in the price of jet fuel

(i.1)General policy

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 30.4% and 28.1% of operating costs for the three and nine month period ended September 30, 2009 (40.6% and 40.3% - September 30 , 2008).

The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. TAM’s policy is to enter into derivative transactions covering a period of up to two years, allowing to hedge up to 80% of forecast fuel consumption for the next year decreasing to a maximum of 30% of forecasted consumption for the second year. Swaps, options, forwards or a combination of these, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

(i.2)Characteristics of the derivatives instruments used

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program.

All of the crude oil derivatives that TAM entered into are "over the counter", and none requires margin calls. Due to the rescheduling of its hedging derivatives maturities, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of its fair value as collateral to some of those restructured operations. Financial instruments posted as collateral are included in the balance sheet under “Marketable securities” and its carrying amount is R$ 204,791 million at September 30, 2009 (June 30, 2009 - R$ 205,768 ).

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset; similarly decreases in kerosene prices will have a net benefit to TAM, despite the negative cash flows from settling its derivative contracts.

(i.3)Restructuring of derivatives during the nine month period ended September 30, 2009

In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose market value of was R$ 1,128,985 at December 31, 2008. The restructuring basically spread the maturity dates over a longer period, extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009 second, to settle most of the transactions in a period when prices are expected to be less volatile.

The coverage profile, which was concentrated in the first half of 2009, is now more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months following September 30, 2009, the coverage accounts for 23% of the anticipated consumption. The average strike for transactions in the same period is now US$ 114 per barrel. Approximately 78% of the volume in WTI barrels, as of the end of the third quarter, had been renegotiated, representing a reduction of around US$ 117 million (not rewied) of expected disbursements of the period ended in September 30, 2009.

06.01 – Explanatory notes

Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in income. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value Consequently, the impacts of the restructuring of the derivatives has been recognized in income.

(i.4) Outstanding positions of derivatives

The following table presents the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

	September 30, 2009	June 30, 2009

% of coverage as of each date for the anticipated consumption for the next 12 months	23%	25%
Average strike price for derivatives outstanding as of each date – in US$/bbl	US$ 114/bbl	US$ 113/bbl
Market price of WTI as of each date in US$/bbl	US$ 70.6/bbl	US$ 70/bbl

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	2009	2010	2011	Total

At June 30, 2009
Notional amount – Thousand of barrels	1,975	3,429	145	5,549
Fair value – R$	(162,654)	(258,770)	(8,307)	(429,731)

At September 30, 2009
Notional amount – Thousand of barrels	830	3,429	145	4,404
Fair value – R$	(58,177)	(270,403)	(8,165)	(336,745)

06.01 – Explanatory notes

TAM only contract derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of September 30, 2009 of the counterparties by credit rating is:

Fair value of
derivatives

AAA*	(145,748)
AA+, AA or AA-*	(133,248)
A+, A or A-*	(57,749)

(336,745)

(*) The ratings can be express in the global scale or in national currency.

A hypothetical 10% increase/decrease in the price of WTI would lead to a increase/decrease of approximately US$ 29 million (equivalent to R$ 51,565 million at the September 30, 2009) in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flow, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

(ii) Exchange rate risk

A significant part of the company’s costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, TAM may enter into derivative contracts to protect itself against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At September 30, 2009 and June 30, 2009 TAM had no outstanding currency derivative contracts.

At September 30, 2009, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year would have been R$ 492 millions lower/higher approximately, mainly as a result of foreign exchange gains/losses on translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

(iii) Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

A hypothetical 100 basis point increase in USD LIBOR interest rates at September 30, 2009 would increase its aircraft rental and interest expense by approximately US$ 33 million (equivalent to R$ 58,677 million at the September 30, 2009).

06.01 – Explanatory notes .

These amounts are determined by considering the impact of the hypothetical interest rates on TAM’s variable-rate leasing contracts at September 30, 2009.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not currently expect any losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM will only deal with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. In the case of derivatives contracted in Brazil, a local rating of at least brA- is required. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

(d) Sensitivity analysis

We present below a table showing the sensitivity analysis of financial instruments, outlining the risks which might give rise to relevant losses for the Company, under the most likely scenario (scenario I) in accordance with management’s assessment, considering a three-month period, when the next financial information including such analysis will be published. Furthermore, two other scenarios are shown, under the terms set forth by CVM Instruction 475/08, in order to present a 25% and 50% deterioration, respectively, in the risk variable under consideration (scenarios II and III).

(i) Derivatives instruments - fuel

Operations in derivatives referenced in crude oil (WTI type) has its own portfolio in order to protect (hedge) of fuel consumption. These are transactions linked to crude oil (WTI type). The performance of WTI prices is highly correlated to QAV.

06.01 – Explanatory notes

None of the financial instruments used by the Company is leveraged and, as less than 50% of the total fuel consumption is hedged, for the year 2009, it is expected that the declining prices of WTI (and ensuing drop in QAV prices) will have a positive net effect on the Company’s cash generation. In summary, the adjustments payable to the hedge transaction counterparties will be more than offset by the savings in fuel expenses.

At the time when most hedge transactions now in effect were contracted, the scenario adopted for WTI average prices during 2009 was US$ 100/bbl. Based on this scenario, the transactions were contracted at the average strike price of US$ 104/bbl. As a result, the effect of these transactions in the Company’s cash generation will be compared to the decreased QAV cost against that level. The projections of QAV prices were built based on the results of a simple linear regression.

At present, the base scenario adopted by the Company for 2009 is an average WTI price of US$ 60/bbl. Sensitivity analyses will be presented that take into account a 25% (average price of US$ 45/bbl) and 50% (average price of US$30/bbl) decline in the average price for the base scenario for 2009.

The net effects of savings from fuel usage, as opposed to hedge disbursements in the fourth quarter of 2009 under each one of the scenarios, are shown below:

Instrument/transaction	Scenario I	Scenario II	Scenario III

Average price per barrel	US$ 60.00	US$ 45.00	US$ 30.00
WTI hedge – Net gain (loss) on fuel derivative, in R$ thousands	R$ 247,362	R$ 475,308	R$ 589,281

(ii) Markatable securities

The Company’s financial investments in Investment Funds are under the discretionary management of third parties. The custody and management of such resources are centralized with one agent, who is independent from the managers. It is our understanding that a sensitivity analysis of the assets comprising such funds is not required for the reasons outlined below.

Portfolio dynamics. managers are empowered to change the portfolio mix at any time, at their choice, within the limits imposed by the Regulation. The sensitivity analysis is based on the assumption of maintenance of the portfolio at September,30 2009 and, as such, conclusions from such analysis could be misleading.

Risk control: the Fund Regulation establishes market risk limits (Value at Risk) of 0.6% (Multimarket Funds) and 0.15% (Fixed-Income Funds), considering a time horizon of 21 business days with a confidence interval of 95%. The Company recognizes the intrinsic limitations of the risk control model, however it believes that it is effective in preventing relevant losses. In addition to the risk control of the manager, the Fund Administrator has powers to prevent the settlement of transactions in excess of the Fund risk limit; furthermore, the Company engages independent consultants to assess the Funds level risks on a weekly basis.

Regulation-based restrictions. leverage is explicitly prohibited by the Funds Regulation. Further to the market risk limit described above, additional limits are set for allocation to higher volatility asset classes.

06.01 – Explanatory notes

(iii) Exchange rate

Our approach to the sensitivity analysis of liabilities denominated in foreign currencies includes the likely scenario based on the exchange rate of R$ 1,778/US$ in the third quarter of 2009. Considering on the projected cash flows pear the fourth quarter of 2009, we verified an increase in interest expense due to variation of 25% and 50% over the current rate, as shown below:

	25% scenario	50% Scenario
	R$2.223/ US$	R$2.667/ US$

Commercial lease agreement	(91,074)	(182,148)
FINIMP	(8,555)	(17,109)
Advances to aircraft manufacturers	(776)	(1,551)
IFC	(4,918)	(9,835)
Sênior Notes	(57)	(140)

Total	(105,380)	(210,783)

30.1 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by TAM is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. TAM uses a variety of methods that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to TAM for similar financial instruments.

06.01 – Explanatory notes

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying value

	September 30,		September 30,
	2009	June 30, 2009	2009	June 30, 2009

Current
Finance lease obligations	561,565	602,632	561,565	602,632
Senior notes	15,647	5,676	16,938	7,676
Borrowings	308,503	284,369	292,965	267,256
Debentures	223,910	21,236	218,989	22,004

	1,109,025	913,913	1,090,457	899,568

Non - Current
Finance lease obligations	4,152,389	4,682,342	4,152,389	4,682,342
Senior notes	492,765	432,966	533,430	585,480
Borrowings	145,351	134,105	138,030	126,035
Debentures	901,590	482,547	881,774	500,000

	5,692,095	5,731,960	5,705,623	5,893,857

31 TAM Loyalty Program

At September 30, 2009, the TAM Loyalty Program had 3,693,140 (June 30,2009 – 3,479,782) (not reviewied) one-way domestic trip tickets earned by its clients but not redeemed. TLA records the incremental costs when awards are earned.

For the three and nine month period ended September 30, 2009 548,413 and 1,754,549 (September 30, 2008 – 598,661 and 1,374,630) free tickets were granted and used by our clients.

The provision for incremental costs of points earned under the Loyalty Program for the three month period ended September 30, 2009 was approximately R$ 51,267 (June 30,2009 - R$ 46,515). The calculation basis of this provision uses the number of points earned, discounted for the expected points that will not be converted into tickets-awards, and valued at the incremental cost of on board service, fuel, insurance and boarding passes. In 2008, participants in the Loyalty Program had the opportunity to exchange points for tickets, by using 3,000, 5,000 and 7,000 points. It should be noted that, in the specific case of such exchanges, restrictions exists with respect to flights and number of available seats. The points earned by our clients through the TAM Loyalty Program are valid for two years for redemption as tickets.

06.01 – Explanatory notes

32 Post balance sheet events

On October 12, 2009. TAM Capital 2 Inc, was constituted, a wholly-owned subsidiary of TAM Linhas Aéreas S.A.

On October 13, 2009, the board of Directors approved the granting of an irrevocable, irreversible and comprehensive guarantee with a view to complying with all liabilities of the TAM Capital 2 Inc.

On October 22, 2009, TAM Capital 2 Inc, closed an offering of US 300 million 9,5% senior notes due 2020 notes through an abroad exempt from CVM and the SEC (“Securities Act”).

06.01 – Explanatory notes

33 Added Value Statement

(a) Quarter ended

	Parent company		Consolidated

	September 30,	September	September 30,	September
	2009	30, 2008	2009	30, 2008

Revenues
Sales of services			2,511,925	3,006,168
Allowance for doubtful accounts			(1,866)	(7,829)
Other revenues	66		11,232	19,370

	66		2,521,291	3,017,709

Inputs acquired from third parties
Costs of services rendered	(245)		(879,199)	(1,457,309)
Materials, electricity, third-party services and other	(250)	(181)	(519,665)	(648,421)

	(495)	(181)	(1,398,864)	(2,105,730)

Gross added value	(429)	(181)	1,122,427	911,979

Deductions
Depreciation and amortization			(146,701)	(132,439)

Net added value produced by the entity	(429)	(181)	975,726	779,540

Received as transference
Equity accounting for earnings of subsidiaries	351,949	(660,746)
Financial income	5,668	12,287	763,525	174,094

Total added value to distribute	357,188	(648,640)	1,739,251	953,634

Distribution of added value:	357,188	(648,640)	1,739,251	953,634

Personnel and social charges
Direct compensation	265	236	359,836	332,211
Benefits			31,684	29,872
FGTS – Employees’ Government Severance Fund			22,871	21,939

Taxes, charges and contributions
Federal	(2,802)	(2,369)	480,211	(28,140)
State			9,134	9,612
Local			833	999

Creditors
Lessors			129,253	(81,377)
Financial expenses	11,771	17,134	357,274	1,332,085

Shareholders
Non-controlling interests			201	74
Retained earnings	347,954	(663,641)	347,954	(663,641)

06.01 – Explanatory notes

(b) Nine month period ended

	Parent company		Consolidated

	September 30,	September	September 30,	September
	2009	30, 2008	2009	30, 2008

Revenues
Sales of services			7,641,684	7,968,146
Allowance for doubtful accounts			(7,048)	(11,485)
Other revenues	66		67,422	33,664

	66		7,702,058	7,990,325
Inputs acquired from third parties
Costs of services rendered	(843)		(2,427,259)	(3,343,726)
Materials, electricity, third-party services and other	(1,063)	(1,711)	(1,897,917)	(1,654,667)

	(1,906)	(1,711)	(4,325,176)	(4,998,393)

Gross added value	(1,840)	(1,711)	3,376,882	2,991,932

Deductions
Depreciation and amortization			(434,980)	(304,390)

Net added value produced by the entity	(1,840)	(1,711)	2,941,902	2,687,542

Received as transference
Equity accounting for earnings of subsidiaries	1,208,411	(272,534)
Financial income	26,160	36,338	2,954,705	1,027,253

Total added value to distribute	1,232,731	(237,907)	5,896,607	3,714,795

Distribution of added value:	1,232,731	(237,907)	5,896,607	3,714,795

Personnel and social charges
Direct compensation	1,069	872	1,130,954	942,224
Benefits			96,056	83,579
FGTS – Employees’ Government Severance Fund			74,522	62,739

Taxes, charges and contributions
Federal	(7,506)	(6,531)	1,562,049	741,856
State			31,663	25,877
Local			2,988	2,303

Creditors
Lessors			438,346	340,118
Financial expenses	40,524	48,301	1,359,934	1,796,823

Shareholders
Non-controlling interests			1,451	(175)
Retained earnings	1,198,644	(280,549)	1,198,644	(280,549)

06.01 – Explanatory notes

Board Of Directors:

Maria Cláudia Oliveira Amaro
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
André Santos Esteves
Alexandre Gonçalves Silva
Flávia Turci
Marco Antônio Bologna
Noemy Almeida Oliveira Amaro
Waldemar Verdi Júnior

Management:

Líbano Miranda Barroso
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:

Paulo Cezar Bastos Castello Branco
Fernando Sporleder Junior

Controllership/Accountant:

Luiz Carlos Miranda
Manager of the Accountancy Department
Accountant CRC 1SP 168723/O-8

*      *      *

07.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the third quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A, Transportes Aéreos del Mercosur S.A.and others, which provide air transport services.

See comments on consolidated performance in specific table.

12.01 – Comments on Consolidated Performance

Operational Performance

In the third quarter of 2009 we have seen a strong recovery in demand in the domestic market, which grew 26% compared with the same period of 2008. Part of that growth was caused by the return of business passengers, related to the economic recovery. In addition, demand was stimulated by the competitive landscape, especially during the month of September.

Although the international market has shown a reduction in its demand and occupancy rates, compared to the same period of 2008, we are seeing a strong improvement in the sector, pointing out that the basis for comparison is versus the pre-crisis period, when the rate of U.S. dollars was around R$ 1.60 in July and August 2008, causing the demand for the international market to be very encouraged.

Our revenues linked to foreign currencies amounted to 39% of our gross revenue. We believe that this percentage is important and serves as a natural protection for our operations, since between 40% and 50% of our costs are also linked to foreign currencies. In a scenario of the real appreciation versus the dollar, the impact of this change on the spread of our revenues and costs would be minimal, but for the medium and long term, we expect a strengthening of demand for Brazilians flying abroad.

We continue with our efforts by developing areas responsible for auxiliary revenue streams of the Company. We announced the first partnerships of Multiplus Fidelidade and increase the number of certifications that our Maintenance Center (MRO) has.

12.01 – Comments on Consolidated Performance

Highlights

• Financials

  Gross Revenue of R$ 2.5 billion in 3Q09

  EBIT margin of 4.2% in 3Q09

  Net income of R$ 348.0 million in 3Q09

  Decrease of 23.5% in the total CASK and 10.3% in the CASK excluding fuel, reflecting the Company’s permanent efforts to reduce costs

  Issuance of R$ 600 million in debentures in July

  Cash availabilities totaled R$ 1,473 million (including restrict cash)

• Prizes

  World Travel Awards, as the best airline company in South America

  Trustful Brands, as the airline that Brazilians trust the most, from Seleções Magazine

  The Most Admired Brazilian Airline, from Carta Capital Magazine

  Best Airline company, from Viagem e Turismo

  Top of Mind Airline from Folha

• Partnerships

  Code-share with Air China announcement

  Integration of loyalty programs with Austrian Airlines

  Extension of agreement with BMI

• Multiplus Fidelidade

  Ipiranga, Walmart and Livraria Cultura signed as our first partners

  Online catalogue launched

  Selection of the Oracle platform to link the partners loyalty programs

12.01 – Comments on Consolidated Performance

• MRO

  FAA Certification

  Boeing 767 Certification

• Operational 3Q09

  7.7 million passengers transported

  8% increase in RPK’s (versus 3Q08)

  Average Load Factor of 69.7%

  Daily aircraft utilization of 11.6 hours

• Market Share (quarter average)

  Domestic – 43.7% (October 44.6%)

  International – 88.3% (October 86.8%)

12.01 – Comments on Consolidated Performance

Main Financial and Operational Indicators

BRGAAP (In reais, except when indicated otherwise)	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Operational Income (millions)	2,419.1	2,896.3	-16.5%	2,298.5	5.2%	7,356.6	7,671.0	-4.1%
Total Operating Expenses (millions)	2,318.0	2,720.4	-14.8%	2,393.7	-3.2%	7,158.0	7,280.1	-1.7%
EBIT (millions)	101.1	175.9	-42.5%	-95.3	N.A.	198.6	390.9	-49.2%
EBIT Margin %	4.2	6.1	-1.9 p.p.	-4.1	8.3 p.p.	2.7	5.1	-2.4 p.p.
EBITDA (millions)	247.8	308.3	-19.6%	55	347.0%	633.6	695.3	-8.9%
EBITDA Margin %	10.2	10.6	-0.4 p.p.	2.4	7.8 p.p.	8.6	9.1	-0.5 p.p.
EBITDAR (millions)	377.1	421.8	-10.6%	191.5	96.9%	1,071.9	1,035.4	3.5%
EBITDAR Margin %	15.6	14.6	1.0 p.p.	8.3	7.3 p.p.	14.6	13.5	1.1 p.p.
Net Income (millions)	348.0	-663.6	N.A.	788.9	-55.9%	1,198.6	-280.5	N.A.

RASK (Domestic + International) (cents)	15.0	20.1	-25.0%	14.6	3.4%	15.3	18.3	-16.3%
Domestic Scheduled RASK (cents)	13.1	18.2	-28.1%	13.2	-0.8%	13.4	17.1	-21.6%
International Scheduled RASK (cents)	10.1	14.9	-32.2%	9.0	12.0%	10.5	12.6	-16.6%
International Scheduled RASK (USD cents)	5.7	7.8	-27.0%	4.6	22.9%	5.9	6.6	-10.2%

Yield (Domestic + International)l (cents)	19.7	26.4	-25.2%	20.5	-3.7%	20.9	24.2	-13.3%
Domestic Scheduled Yield (cents)	21.0	28.8	-27.0%	22.6	-7.0%	22.4	26.4	-15.2%
International Scheduled Yield (cents)	13.6	18.6	-26.9%	13.1	3.6%	14.7	16.4	-10.4%
International Scheduled Yield (USD cents)	7.6	9.7	-21.3%	6.7	13.7%	8.3	8.6	-3.5%

Load Factor %	69.7	72.2	-2.5 p.p.	64.4	5.2 p.p.	67.1	71.9	-4.8 p.p.
Domestic Load Factor %	66.6	67.6	-1.0 p.p.	61.7	4.9 p.p.	64.2	69.0	-4.8 p.p.
International Load Factor %	74.1	79.6	-5.5 p.p.	68.4	5.7 p.p.	71.4	76.6	-5.2 p.p.

CASK (cents)	14.4	18.9	-23.5%	15.2	-4.9%	14.9	17.4	-14.1%
CASK excluding fuel (cents)	10.1	11.2	-10.3%	11.2	-10.5%	10.7	10.4	3.4%

CASK USD (cents)	7.7	11.3	-31.7%	7.3	5.5%	7.2	10.3	-30.5%
CASK USD excluding fuel (cents)	5.4	6.7	-19.8%	5.4	-0.7%	5.1	6.1	-16.3%

Obs.: RASK is net of taxes and Yield gross of taxes

12.01 – Comments on Consolidated Performance

Market

Industry growth in the domestic and international markets

Total Domestic Market – Presented a growth in demand of 26% when comparing 3Q09 to 3Q08 and 18% growth in supply in the same period. Due to these facts, the load factor of the industry recorded an increase of 3.9 percentage points to 67.4% in 3Q09 versus 63.4% in 3Q08.

12.01 – Comments on Consolidated Performance

Total International Market – In the international market, we observed a decrease in demand of 3% and an increase of 6% on the supply, comparing 3Q09 to 3Q08. These factors led to a reduction in the load factor from 77.0% to 70.9% in 3Q08 and 3Q09, respectively.

Financial Results – BR GAAP

All the values shown in the tables below are prepared in accordance with Brazilian accounting principles law nº 11,638 (BR GAAP) and were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the outcome of the percentage variation may diverge from the amounts shown in the tables below.

12.01 – Comments on Consolidated Performance

Income Statement – In millions of reais

	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variaton

Operational Income	2,511.9	3,006.2	-16.4%	2,394.8	4.9%	7,641.7	7,968.1	-4.1%
Flight Revenue	2,208.6	2,743.6	-19.5%	2,085.1	5.9%	6,741.4	7,280.7	-7.4%
Domestic	1,307.0	1,670.2	-21.7%	1,286.3	1.6%	4,035.8	4,521.1	-10.7%
International	663.5	813.1	-18.4%	583.9	13.6%	2,044.2	2,029.0	0.8%
Cargo	238.1	260.4	-8.6%	214.9	10.8%	661.3	730.6	-9.5%
Other operating sales and/or services revenues	303.4	262.5	15.5%	309.7	-2.0%	900.3	687.5	30.9%
Sales deductions and taxes	(92.8)	(109.9)	-15.5%	(96.3)	-3.6%	(285.1)	(297.2)	-4.1%

Net Operational Income	2,419.1	2,896.3	-16.5%	2,298.5	5.2%	7,356.6	7,671.0	-4.1%

Operational Expenses
Fuel	(701.3)	(1,103.6)	-36.5%	(619.9)	13.1%	(2,016.3)	(2,937.0)	-31.3%
Selling and marketing expenses	(198.0)	(258.5)	-23.4%	(249.3)	-20.6%	(602.9)	(727.3)	-17.1%
Aircraft, engine and equipment leasings	(129.3)	(113.6)	13.8%	(136.1)	-5.0%	(438.3)	(340.1)	28.9%
Personnel	(485.5)	(448.3)	8.3%	(506.1)	-4.1%	(1,513.1)	(1,268.3)	19.3%
Maintenance and reviews (except personnel)	(139.5)	(110.9)	25.8%	(188.6)	-26.0%	(538.4)	(308.1)	74.7%
Outsourced services	(175.6)	(186.7)	-5.9%	(186.1)	-5.6%	(565.1)	(497.8)	13.5%
Landing, take-off and navigation charges	(142.8)	(101.7)	40.4%	(156.1)	-8.6%	(444.5)	(346.5)	28.3%
Deprecciation and amortization	(146.7)	(132.4)	10.8%	(150.7)	-2.7%	(435.0)	(304.4)	42.9%
Aircraft insurance	(15.9)	(11.7)	35.7%	(15.9)	-0.1%	(47.7)	(35.9)	32.8%
Other	(183.5)	(253.0)	-27.5%	(184.9)	-0.8%	(556.7)	(514.6)	8.2%

Total of operational expenses	(2,318.0)	(2,720.4)	-14.8%	(2,393.7)	-3.2%	(7,158.0)	(7,280.1)	-1.7%

EBIT	101.1	175.9	-42.5%	(95.3)	N.A.	198.6	390.9	-49.2%

Financial income (expense)	406.3	(1,158.0)	N.A.	1,284	-68.4%	1,595	(770)	N.A.

Operating Income (loss)	507.4	(982.1)	N.A.	1,188.6	-57.3%	1,793.4	(378.7)	N.A.
Income tax and social contribution	(159.2)	318.6	N.A.	(399.1)	-60.1%	(593.3)	98.0	N.A.

Income (loss) before minority interest	348.2	(663.6)	N.A.	789.5	-55.9%	1,200.1	(280.7)	N.A.
Minority Interest	(0.2)	(0.1)	171.2%	(0.6)	-67.6%	(1.5)	0.2	N.A.

Net Income	348.0	(663.6)	N.A.	788.9	-55.9%	1,198.6	(280.5)	N.A.

12.01 – Comments on Consolidated Performance

Gross Revenue
Decrease of 16.4% in 3Q09 compared to 3Q08, reaching R$ 2,511.9 million, due to:

Domestic Revenue
Decreased 21.7% to R$ 1,307.0 million due to a reduction in scheduled yield of 27.0%, partially offset by an increase of demand in RPK of 7.7% .

International Revenue
Decrease of 18.4% to R$ 663.5 due to a decrease of yield in reais of 26.9%, impacted by the appreciation of the real against the dollar by 7.1%, partially offset by an increase in demand of 13.0%

Cargo Revenue
Decrease of 8.6%, reaching R$ 238.1 million mainly due to the impact of the slowdown in the global economy, reducing primarily our shipment volumes, but also impacting prices.

Other Revenues
Increase of 15.5% to R$ 303.4 million due to an increase in sales of the loyalty program points of 8.8%, as well as an increase of 35.0% of expired tickets and others.

12.01 – Comments on Consolidated Performance

Main Revenue and Expenses – In real cents per ASK

	3Q09	3Q08	3Q09 vs 3Q08	2Q09	3Q09 vs 2Q09	Jan-Sept 2009	Jan-Sept 2008	Variation

Operational Income	15.62	20.84	-25.0%	15.16	3.0%	15.93	19.02	-16.3%
Flight Revenue	13.74	19.02	-27.8%	13.20	4.1%	14.05	17.38	-19.1%
Domestic	8.13	11.58	-29.8%	8.14	-0.2%	8.41	10.79	-22.1%
International	4.13	5.64	-26.8%	3.70	11.6%	4.26	4.84	-12.0%
Cargo	1.48	1.80	-18.0%	1.36	8.8%	1.38	1.74	-21.0%
Other operating sales and/or services revenues	1.89	1.82	3.7%	1.96	-3.8%	1.88	1.64	14.3%
Sales deductions and taxes	(0.58)	(0.76)	-24.2%	(0.61)	-5.3%	(0.59)	(0.71)	-16.2%

Net Operational Income (RASK)	15.05	20.08	-25.0%	14.55	3.4%	15.33	18.31	-16.3%

Operational Expenses
Fuel	(4.36)	(7.65)	-43.0%	(3.93)	11.1%	(4.20)	(7.01)	-40.1%
Selling and marketing expenses	(1.23)	(1.79)	-31.3%	(1.58)	-22.0%	(1.26)	(1.74)	-27.6%
Aircraft, engine and equipment leasings	(0.80)	(0.79)	2.1%	(0.86)	-6.7%	(0.91)	(0.81)	12.5%
Personnel	(3.02)	(3.11)	-2.8%	(3.20)	-5.8%	(3.15)	(3.03)	4.2%
Maintenance and reviews (except personnel)	(0.87)	(0.77)	12.9%	(1.19)	-27.3%	(1.12)	(0.74)	52.6%
Outsourced services	(1.09)	(1.29)	-15.6%	(1.18)	-7.3%	(1.18)	(1.19)	-0.9%
Landing, take-off and navigation charges	(0.89)	(0.70)	26.0%	(0.99)	-10.2%	(0.93)	(0.83)	12.0%
Deprecciation and amortization	(0.91)	(0.92)	-0.6%	(0.95)	-4.4%	(0.91)	(0.73)	24.8%
Aircraft insurance	(0.10)	(0.08)	21.8%	(0.10)	-1.8%	(0.10)	(0.09)	16.0%
Other	(1.14)	(1.75)	-34.9%	(1.17)	-2.5%	(1.16)	(1.23)	-5.5%

Total of Operational Expenses(CASK)	(14.42)	(18.86)	-23.5%	(15.16)	-4.9%	(14.92)	(17.38)	-14.1%

Spread (RASK - CASK)	0.63	1.22	-48.4%	(0.60)	-204.3%	0.41	0.93	-55.6%

Operational Expenses
Decrease of 14.8% to R$ 2,318.0 million in 3Q09 compared to 3Q08, due to the fuel expenses, sales and marketing, services provided by third parties and others. CASK decreased 23.5% to R$ 14.42 cents and CASK excluding fuel expenses decreased 10.3% to R$ 10.06 cents.

Fuel
Decrease of 36.5% to R$ 701.3 million, mainly by reducing the average cost per gallon in 40.7%, an increase of 6.1% in stage length, partially offset by the effect of the real depreciation against the dollar by 11.9% on the quarter average and by an increase in the volume of fuel consumption of 7.1% . Per ASK decreased by 43.0% .

Sales and Marketing
Decrease of 23.4% to R$ 198.0 million, representing 8.2% of total net revenues, down 0.7 percentage points, caused by a reduction in revenue, primarily from the international market and cargo, where commercial expenses are higher. Per ASK decreased by 31.3% .

12.01 – Comments on Consolidated Performance

Aircraft, engine and equipment leasing
Increased 13.8% to R$ 129.3 million mainly due to the real depreciation against the dollar of 11.9% on the quarter average compared to the same period of 2008. Per ASK increased by 2.1% .

Personnel Expenses
Increase of 8.3% to R$ 485.5 million due to salary increase of 8% in December 2008 and by a 1.2% increase in the number of employees, reaching 24,164 at the end of the quarter. Per ASK decreased by 2.8% .

Maintenance and repair (except personnel)
Increased 25.8% to R$ 139.5 million, due primarily to an increase of 15 aircraft in our fleet, increasing total flight hours in 5.8% and an 11.9% depreciation of the average rate of the real against the dollar during the quarter, partially offset by the change in our aircraft mix (eliminating the MD11 models from our fleet). Per ASK increased 12.9% .

Third party services
Decreased 5.9% to R$ 175.6 million, mainly due to the reduction of expenditures on advisory services and IT consulting. Per ASK decreased by 15.6% .

Landing, take-off and navigation charges
Increased 40.4% to R$ 142.8 million due to an increase in international flights, where expenses are higher than domestic charges, increased aid to navigation, which resulted from an increase of 7.6% in kilometers flown, a 1.4% increase in take-offs and a depreciation of 11.9% of the average rate for the quarter of the real against the dollar. Per ASK increased by 26.0% .

Depreciation and Amortization
Increased 10.8% to R$ 146.7 million primarily due to an increase of 10 aircraft classified as capital leases. Per ASK decreased by 0.6% .

Aircraft insurance
Increased 35.7% to R$ 15.9 million mainly due to net increase of our fleet of 15 aircraft, and the effect of the depreciation of 11.9% of the average rate for the quarter of the real against the dollar. Per ASK increased 21.8% .

Other
Decreased 27.5%, reaching R$ 183.5 million, mainly due to a non recurring reduction in our provisions. Per ASK reduced 34.9%

Net financial result
Net revenue of R$ 406.3 million, mainly due to the positive impact of exchange rate in relation to 2Q09, which affected our balance sheet.

Net income
Net income of R$ 348.0 million due to the above, representing a reversal of a negative margin of 22.9% in 3Q08 to a positive margin in 3Q09, representing 14.4% of net revenue.

12.01 – Comments on Consolidated Performance

EBIT
Our EBIT margin was 4.2%, reaching R$ 101.1 million in 3Q09, representing a decrease of 1.9 percentage points, which was a consequence of the reduction of 16.5% of our net revenue as well as a decrease of 14.8% of our operational costs.

EBITDAR
Our EBITDAR margin was 15.6%, reaching R$ 377.1 million in 3Q09, representing an increase of 1 percentage point in 3Q09, mainly due to all the factors described above in our revenues and cost

9.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)		9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS SA	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial commercial and other companies			2,064,602	2,064,602

02	TRANSPORTES AÉREOS DEL MERCOSUR SA	/ -	Unlisted subsidiary	94.98	94.98
Industrial commercial and other companies			87,653	87,653

14.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no	01
3 – CVM registration no	CVM/SRE/DEB/2006/033
4 – Date of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104,5% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10,000.00
14 – Amount issued (thousands of REAIS )	500,000
15 Quantity of titles issued (units)	50,000
16 – Titles in circulation (units)	50,000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

20.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders owning 5% or more of each type or class of shares

	September 30, 2009

	Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group

TAM Empreendimentos e Participações SA	44,804,238	89.26	24,758,755	24.67	69,562,993	46.20

Agropecuária Nova Fronteira Ltda	79,516	0.16			79,516	0.05

Total control block	44,883,754	89.42	24,758,755	24.67	69,642,509	46.25

Funds administrated by Rowe Price			8,537,766	8.50	8,537,766	5.67

Amaro & Aviation Participações S/A	5,295,149	10.55			5,295,149	3.52

Other	16,146	0.03	55,741,448	55.52	55,757,594	37.03

Mercado (Free Float)	5,311,295	10.58	75,229,032	74.93	80,540,327	53.48

Treasury stock			402,311	0.40	402,311	0.27

Capital Total	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

On September 30, 2009 a Fiscal Council had not been constituted.

20.01 - Other Information Considered Relevant by the Company

Shares belonging to members of the Board of Directors’ and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	6	Less than 0.01	416,402	0.41	416,408	0.28

	6	Less than 0.01	416,402	0.41	416,408	0.28

During the months of July and August of 2009 TAM received the letters of resignation of the members Pedro Pullen Parente and Adalberto de Moraes Schettert.

Shares belonging to members of the Board of Directors’

	Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	0	-	0	-	0	-

Below we set out below the shareholders who own more than 5% of the voting capital in September 30, 2009 – directly or indirectly – and identify the individuals involved

TAM Empreendimentos e Participações SA
Included in block of control
		Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2,97
Maria Cláudia Oliveira Amaro	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,959	9.42
Treasury Stocks	3,216,284	2.63

Total	122,533,049	100.00

20.01 - Other Information Considered Relevant by the Company

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,888,485	53.32
Maria Cláudia Oliveira Amaro	826,460	23.34
Maurício Rolim Adolfo Amaro	826,460	23.34

Total	3,541,405	100.00

Amaro &Aviation Participações SA
		Quotas

Shareholders	Quantity	%

Marcos Adolfo Tadeu Senamo Amaro	249,000	99,60
Sandra Senamo	1,000	0,40

Total	250,000	100,00

Shares of members of the Board of Directors assigned by those shareholders who are part of the control block, are already included in the number of shares of those controlling shareholders.

Corporate shareholders headquartered abroad, up to the individual shareholder level

On February 19, 2008, Lazard Asset Management LLC had 10.31% of total preferred shares issued by the Company.

T Rowe Price is responsible for managing the total number of shares held by funds and customer accounts.

Information on the composition of individual shareholders is not available The position of ADR holders is represented in Brazil, in our shareholders’ report, by the depositary bank JP Morgan Chase Bank.

20.01 - Other Information Considered Relevant by the Company

	09.30.2008

	Ordinary		Preferred		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group

TAM Empreendimentos e Participações S.A.	44,804,238	89.26	24,618,755	24.52	69,422,993	46.10

Agropecuária Nova Fronteira Ltda	79,516	0.16			79,516	0.05

Total control block	44,883,754	89.42	24,618,755	24.52	69,502,509	46.15

Lazard Asset Management LLC			9,432,023	9.40	9,432,023	6.26

T.Rowe Price			6,019,912	6.00	6,019,912	4.00

Amaro & Aviation Participações S/A	5,295,149	10.55			5,295,149	3.52

Other	16,146	0.03	60,046,897	59.81	60,063,043	39.89

Mercado (Free Float)	5,311,295	10.58	75,498,832	75.21	80,810,127	53.67

Treasury Stocks			272,511	0.27	272,511	0.18

Total Capital	50,195,049	100.00	100,390,098	100.00	150,585,147	100.00

On September 30, 2008 a Fiscal Council had not been constituted.

20.01 - Other Information Considered Relevant by the Company

Shares belonging to members of the Board of Directors’ and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	5	Lower than 0.01	4,675,034	4.66	4,675,039	3.10

	5	Lower than 0.01	4,675,034	4.66	4,675,039	3.10

Shares belonging to members of the Board of Directors’

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Directors’	0	-	0	-	0	-

20.01 - Other Information Considered Relevant by the Company

Below we set out below the shareholders who own more than 5% of the voting capital in September 30, 2008 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control		Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.97
Maria Cláudia Oliveira Amaro Demenato	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.63

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control		Quotas

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Amaro & Aviation Participações S.A.
		Quotas

Shareholders	Quantity	%

Marcos Adolfo Tadeu Senamo Amaro	249,000	99.60
Sandra Senamo	1,000	0.40

Total	250,000	100.00

Shares of Board of Directors members assigned by those shareholders who are part of the control block, already included in the number of shares of those controlling shareholders.

Corporate shareholders headquartered abroad, up to the individual shareholder level

On February 19, 2008, Lazard Asset Management LLC had 10.31% of total preferred shares issued by the Company.

20.01 - Other Information Considered Relevant by the Company

Lazard and T. Rowe Price are responsible for managing the total number of shares held by funds and customer accounts.

Information on the composition of individual shareholders is not available. The position of ADR holders is represented in Brazil, in our shareholders’ report, by depositary bank JP Morgan Chase Bank.

21.01 - Report of Independent Accountants on Limited Review

(A free translation of the original in Portuguese)

To the Board of Directors and Stockholders
TAM S.A.

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of TAM S.A. and its subsidiaries for the quarter ended September 30, 2009 comprising the balance sheet, the statements of operations, of changes in stockholders’ equity, of cash flows and of added value, the performance report and the explanatory notes. This Quarterly Information is the responsibility of the Company's management.

2 Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our review we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

21.01 - Report of Independent Accountants on Limited Review

4 As mentioned in Note 2.1, in connection with the changes in the accounting practices adopted in Brazil during 2008, the statements of operations, of changes in stockholders’ equity, of cash flows and of value added for the quarter ended September 30, 2008, presented for comparison purposes, were adjusted and have been restated as set forth in Accounting Standards and Procedures (NPC) No. 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors, approved by Deliberation CVM 506.

São Paulo, November 11, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Carlos Alberto de Sousa
Contador CRC 1RJ 056561/O-0 "S" SP

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 07/01/2009 to 09/30/2009	4 - 01/01/09 to 09/30/09	5 07/01/2008 to 09/30/2008	6 - 01/01/08 to 09/30/08
3.01	Gross sales and/or services revenue	2,481,011	7,524,995	2,961,486	7,832,397
3.01.01	Air transportation revenue – domestic	1,307,025	4,035,830	1,670,161	4,521,065
3.01.02	Air transportation revenue – international	634,066	1,931,556	773,561	1,906,569
3.01.03	Cargo	236,554	656,193	258,418	724,802
3.01.04	Other operating sales and/or services revenues	303,366	901,416	259,346	679,961
3.02	Deductions	(92,678)	(284,436)	(109,698)	(296,624)
3.03	Net sales and/or services revenue	2,388,333	7,240,559	2,851,788	7,535,773
3.04	Cost of sales and/or services	(1,790,356)	(5,440,164)	(2,037,755)	(5,542,462)
3.05	Gross profit	597,977	1,800,395	814,033	1,993,311
3.06	Operating expenses/income	(97,091)	(49,292)	(1,802,768)	(2,364,351)
3.06.01	Selling	(324,359)	(1,073,528)	(438,959)	(1,086,397)
3.06.02	General and administrative	(176,604)	(564,095)	(203,008)	(520,341)
3.06.02.01	Directors’ Fees	(2,200)	(14,437)	(1,676)	(8,122)
3.06.02.02	Other expenses general and administrative	(174,404)	(549,658)	(201,332)	(512,219)
3.06.03	Financial	410,873	1,596,837	(1,154,377)	(753,534)
3.06.03.01	Financial income	662,413	2,636,628	53,771	878,097
3.06.03.02	Financial expenses	(251,540)	(1,039,791)	(1,208,148)	(1,631,631)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(7,001)	(8,506)	(6,424)	(4,079)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	500,886	1,751,103	(988,735)	(371,040)
3.08	Non-operating results	9,312	30,774	10,565	10,565

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 07/01/2009 to 09/30/2009	4 - 01/01/09 to 09/30/09	5 07/01/2008 to 09/30/2008	6 - 01/01/08 to 09/30/08
3.08.01	Income	11,078	66,778	16,067	16,067
3.08.02	Expenses	(1,766)	(36,004)	(5,502)	(5,502)
3.09	Profit (loss) before taxes and profit sharing	510,198	1,781,877	(978,170)	(360,475)
3.10	Provision for income tax and social contribution	(575)	(3,790)	3,471	(59,212)
3.11	Deferred income tax	(161,464)	(597,114)	312,591	150,446
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	348,159	1,180,973	(662,108)	(269,241)
	Number of shares (thousand) excluding treasury stock	2,064	2,064	2,064	2,064
	Net income per share	168.68169	572.17684
	Loss per share			(320.78876)	(130.44622)

Subsidiary/Associated Companies

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 07/01/2009 to 09/30/2009	4 - 01/01/09 to 09/30/09	5 07/01/2008 to 09/30/2008	6 - 01/01/08 to 09/30/08
3.01	Gross sales and/or services revenue	38,996	143,894	52,674	159,638
3.01.01	Air transportation revenue	30,926	117,834	41,494	128,213
3.01.02	Other operating revenue	8,070	26,060	11,180	31,425
3.02	Deductions	(142)	(636)	(209)	(570)
3.03	Net sales and/or services revenue	38,854	143,258	52,465	159,068
3.04	Cost of sales and/or services	(28,197)	(98,320)	(36,391)	(119,010)
3.05	Gross profit	10,657	44,938	16,074	40,058
3.06	Operating expenses/income	(6,561)	(15,955)	(17,240)	(49,418)
3.06.01	Selling	(6,318)	(21,552)	(9,720)	(33,765)
3.06.02	General and administrative	(1,725)	(6,702)	(1,915)	(6,089)
3.06.02.01	Directors’ Fees	(82)	(289)	(98)	(310)
3.06.02.02	Other expenses general and administrative	(1,643)	(6,413)	(1,817)	(5,779)
3.06.03	Financial net	1,482	12,299	(112)	(4,071)
3.06.03.01	Financial income	2,459	19,526	3,493	8,279
3.06.03.02	Financial expenses	(977)	(7,227)	(3,605)	(12,350)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	(5,493)	(5,493)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	4,096	28,983	(1,166)	(9,360)
3.08	Non-operating results	(106)	(95)	2,528	6,067
3.08.01	Income	86	576	246	543
3.08.02	Expenses	(192)	(671)	2,282	5,524

22.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 07/01/2009 to 09/30/2009	4 - 01/01/09 to 09/30/09	5 07/01/2008 to 09/30/2008	6 - 01/01/08 to 09/30/08
3.09	Profit (loss) before taxes and profit sharing	3,990	28,888	1,362	(3,293)
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	3,990	28,888	1,362	(3,293)
	Number of shares (thousand) excluding treasury stock	88	88	88	88
	Net income per share	45.34091	328.27273	15.47727
	Loss per share				(37.42045)

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	04 – Cash FlowExplanatory Notes	7
05	01	05 - Statements of Changes in Stockholders’ Equity - 07/01/2009 to 09/30/2009	8
05	02	05 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 09/30/2009	9
08	01	Consolidated Balance Sheet – Assets	10
08	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	11
09	01	Consolidated Statement of Operations	12
10	01	Cash Flow Consolidated	14
05	01	05 - Statements of Changes in Stockholders’ Equity - 07/01/2009 to 09/30/2009	16
05	02	05 - Statements of Changes in Stockholders’ Equity - 01/01/2009 to 09/30/2009	17
06	01	Explanatory Notes	18
07	01	Coments of performance in quarter	66
12	01	Coments on consolidated performance	67
13	01	Statement of Operations of Subsidiary and Associated Companies	65
14	01	Characteristics of Public or Private Issues of Debentures	66
20	01	Other Information Considered Relevant by the Company	67
21	01	Report on Limited Reviews - Without Exception	78
22	01	Statement of Operations of Subsidiary and Associated Companies	89
		TAM Linhas Aéreas SA
22	01	Statement of Operations of Subsidiary and Associated Companies	91
		Transportes Aéreos Del Mercosur SA

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.